Exhibit 99.2

Management’s Discussion
and Analysis

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

PAN AMERICAN SILVER CORP.	1

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
November 4, 2020
INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019 (the "2019 Financial Statements"), and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 (the “Q3 2020 Financial Statements”), and the related notes contained therein. All amounts in this MD&A, the 2019 Financial Statements, and the Q3 2020 Financial Statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Pan American’s significant accounting policies are set out in Note 3 of the 2019 Financial Statements.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining costs per ounce sold", “cash costs per ounce sold”, “adjusted earnings” and “basic adjusted earnings per share”, "total debt", "capital", and “working capital", which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning under IFRS. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining cost per ounce sold”, “cash costs per ounce sold”, “adjusted earnings“ and “basic adjusted earnings per share”, "total debt", "capital", and “working capital” as well as details of the Company’s by-product credits and a reconciliation, where appropriate, of these measures to the Q3 2020 Financial Statements.
Any reference to “Cash Costs” in this MD&A should be understood to mean cash costs per ounce of silver or gold sold, net of by-product credits. Any reference to “AISC” in this MD&A should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

PAN AMERICAN SILVER CORP.	2

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

CORE BUSINESS AND STRATEGY

Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver and gold mines located in Peru, Mexico, Argentina, Bolivia, and Canada. We also own the Escobal mine in Guatemala that is currently not operating. In addition, the Company is exploring for new silver deposits and opportunities throughout the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the Nasdaq Global Select Market (“NASDAQ”) in New York (Symbol: PAAS).
Pan American’s vision is to be the world’s premier silver mining company, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:
•Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of our assets.
•Constantly replace and grow our mineable reserves and resources through targeted near-mine exploration and global business development.
•Foster positive long-term relationships with our employees, shareholders, communities and local governments through open and honest communication and ethical and sustainable business practices.
•Continually search for opportunities to upgrade and improve the quality of our assets, both internally and through acquisition.
•Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early stage projects through construction and into operation.
ENVIRONMENTAL, SOCIAL, AND GOVERNANCE

Pan American is committed to the principles of sustainable development and conducting our activities in an environmentally and socially responsible manner. Our core environmental, social, governance ("ESG") values are: caring for the environment in which we operate; contributing to the long-term development of our host communities; ensuring safe and secure workplaces for our employees; and contributing to the welfare of our employees, local communities and governments; and, operating transparently.
The Company sets annual corporate performance goals with an effort to instill a high level of understanding and commitment by those who carry out our day-to-day business activities. These goals and performance relative to them are reported in our sustainability report, which also includes our ESG, and health and safety performance. Our 2019 sustainability report (the "Sustainability Report") released on May 8, 2020 is available on our website at www.panamericansilver.com. On September 14, 2020 the Company hosted its first "Responsible Investor Conference Call" where senior members of the Company's management team discussed the Company's approach and performance on ESG matters, the key opportunities and challenges regarding our sustainability strategy, and the Company's 2019 Sustainability Report, and responded to questions from investors and analysts. A webcast of this call along with the related presentation slides are available on our website at www.panamericansilver.com.
As part of our commitment to driving global sustainable development and contributing to the United Nations Sustainable Development Goals, we became signatories to the United Nations Global Compact in July 2020. As a signatory, we will begin reporting in 2021, on our progress implementing the United Nations Global Compact Principles into business operations.

PAN AMERICAN SILVER CORP.	3

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Governance
The Health, Safety, Environment, and Communities Committee ("HSEC Committee") of the Company's board of directors (the "Board of Directors" or "Board") provides oversight related to health and safety and guidance to management in ensuring mine operations and project development are conducted in an environmentally and socially responsible manner. The full charter of the HSEC Committee is available at www.panamericansilver.com.
At the management level, an ESG Committee reports to the Board’s HSEC Committee, and is comprised of cross-departmental senior and executive management representatives, including: the Chief Executive Officer; the Chief Operating Officer; the Chief Financial Officer; the Senior Vice President, Corporate Affairs and Sustainability; the Senior Vice President, Technical Services & Process Optimization; the Vice President Sustainability, Diversity and Inclusion; the Vice President, Environment; and, the Vice President, Mineral Processing, Tailings & Dams.
The ESG Committee meets frequently and is responsible for establishing and overseeing the Company's ESG policies and performance, and monitoring the Company's human rights programs.
Health and Safety
Pan American is deeply committed to protecting the health, safety and well-being of our employees, contractors, suppliers, and communities where we operate. We believe that operating safe mines and building a culture of safety are directly related to our operational success and the ability to create long-term value for all of our stakeholders.
Environmental
Environmental Stewardship
We are committed to operating our mines and developing our new projects in an environmentally responsible manner. Guided by our Environmental Policy, we take measures to minimize and mitigate the environmental impacts of our operations in each phase of the mine life cycle, from early exploration through development, construction and operation, up to and after the mine’s closure. We are actively implementing the Mining Association of Canada’s Towards Sustainable Mining ("TSM") program at all of our mines.
We have a company-wide goal, connected to our annual executive compensation plan, of incurring zero significant environmental incidents ("SEI") at our operations. An SEI is defined as an incident that has a direct negative impact on the environment, or the communities outside the Company's mines or project sites, including environmental incidents that significantly impact communities' perceptions of the Company. We have had no SEIs in 2020 as of the date of this MD&A.
We conduct corporate environmental audits of our operations to monitor and continuously improve environmental performance. Environmental staff from all mines occasionally participate in some of the audits, which improves commitment, definition and adoption of best practices, and integration and consolidation of company-wide standards across our operations. In 2019, environmental audits were conducted on the Manantial Espejo, La Arena, and Shahuindo mines. In 2018, audits were conducted at the San Vicente, Huaron and Morococha mines. No material issues were identified in either the 2019 or 2018 environmental audits. No audits have been conducted in 2020 due to COVID-19 travel restrictions.
Climate Strategy
We recognize that climate change is a threat to the global environment, society, our stakeholders and our business. We support the recommendations from the Financial Stability Board Task Force on Climate Related Financial Disclosure ("TCFD"), and we are working towards their implementation, targeting 2021 for the release of our first TCFD-aligned report. We will also continue to report on our emissions, targeted emission reductions, climate risks and other climate-related actions in our annual sustainability reports.
In Q3 2020, we started work on climate-related goals for 2021 and transition risk analysis for TCFD reporting.

PAN AMERICAN SILVER CORP.	4

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Tailings
We continuously work to ensure that all tailings storage facilities, dams, heap leach pads, and waste stockpiles are robustly designed, built, operated, maintained and closed in accordance with our internal standards, the TSM Tailings Management protocol, the Canadian Dam Association guidelines, and known global best practices in order to prevent any incidents or failures. Our tailings storage facilities and water dams are subject to routine inspections, audits, geotechnical and environmental monitoring, annual reviews, and independent reviews to continually improve systems and methods in order to minimize potential harm associated with these long-term facilities.
In Q3 2020, we advanced the implementation of the TSM protocol at all our sites and ensured safe management of tailings facilities during mine suspensions related to the COVID-19 pandemic. All installations are in satisfactory condition, and continue to be monitored to confirm all readings and trends are acceptable.
Water
Effective water stewardship is essential to developing access to valuable water resources, protecting shared resources, respecting the rights of other water users, and where possible avoiding impacts that may occur within and beyond our operating boundaries. This involves closely managing our use of freshwater, investigating ways of using water more efficiently, minimizing negative impacts on water quality and, in many instances, developing access to water resources for regional benefits that were previously unknown or undeveloped.
In Q3 2020, we continued to implement the TSM Water Stewardship protocol and had no material incidents or non-compliance related to water in the quarter.
Corporate Social Responsibility
Supporting Communities during the COVID-19 Pandemic
The COVID-19 pandemic has resulted in a humanitarian crisis in many of the communities where Pan American operates. The Company is engaging with its communities to better understand the effects of the pandemic on its residents and how we can support them during this time. Pan American has committed to donate $2.0 million towards food, hygiene and medical supplies, and personal protection equipment. The Company is also providing health care support, assisting with sanitation efforts, and facilitating access to education. At the request of some of the communities, we paused the implementation of our local economic development programs earlier in 2020. Most of these programs are now in the process of being resumed.
In Q3 2020, Pan American entered into a $1.5 million partnership commitment with UNICEF Canada to provide health and education to vulnerable children in Latin America affected by the COVID-19 pandemic.
Community Engagement
We have adopted formal policies, procedures, and industry best practices to manage our impacts and contribute to the social and economic development of local communities. Our social management framework provides a consistent methodology for measuring and tracking social impacts and sustainability performance across our mines, while offering the flexibility needed to tailor our approach to the circumstances of each operation. Components of our management framework include:
•Community teams at each operation are responsible for community engagement, impact management, and program implementation.
•Response mechanisms help us understand and respond to community questions, concerns or complaints around the perceived or actual impacts of our activities.
•Participatory baseline assessments conducted with communities and third parties help us understand a community’s social context, the potential impacts of our activities, and communities of interest and vulnerable groups.

PAN AMERICAN SILVER CORP.	5

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

•Programs and initiatives intended to provide long-term sustainable benefits are designed in collaboration with communities.
We conduct social audits at all operations to help us monitor and manage the impacts of our activities on communities, our work force, and in our regional supply chains. Our audit framework is based on the ISO 26000 guidance on social responsibility and incorporates content from best practices and other standards, including the United Nations Guiding Principles on Business and Human Rights, as well as the TSM Protocol on Community and Aboriginal Relationships. During 2020, we conducted a social audit of the Manantial Espejo operation in Argentina.
Human Rights
In 2019, Pan American adopted its Global Human Rights Policy that is based on the three pillars of the United Nations Guiding Principles on Business and Human Rights and the OECD Guidelines for Multinational Enterprises. This policy consolidates several of our existing objectives in the areas of environment, labour, diversity and social responsibility. It formalizes our approach to fostering a positive human rights culture throughout our organization and our work to prevent, minimize or mitigate adverse impacts from our activities on our employees, communities, and other external stakeholders.
We took additional steps to align with international human rights best practices in 2019 and conducted a gap assessment of our security practices against the requirements of the Voluntary Principles on Security and Human Rights and UNICEF Canada’s Child Rights and Security Checklist at two of our three operations with armed security forces: La Colorada in Mexico and Escobal in Guatemala. In 2020, we completed the final assessment at Dolores in Mexico.
Our on-going community engagement, social audit process, and response mechanisms are designed to help us identify actual and potential human rights risks resulting from our activities and take appropriate steps to manage and mitigate these risks. Our social audit process screens for human rights risks in the provisions of certain contractor and subcontractor agreements, as well as from contractor security practices. Our Supplier Code of Conduct provides an additional framework to help manage human rights risks in our supply chain. We also follow the guidelines set by the World Gold Council’s Conflict-Free Gold Standard, which helps us ensure that our actions do not contribute to human rights violations.
Indigenous Rights
Through our acquisition of Tahoe Resources Inc. ("Tahoe"), we now operate three mines located near Indigenous communities – our Timmins West and Bell Creek mines (together "Timmins") in Canada and the Escobal mine in Guatemala. Mining operations at Escobal are suspended while the government of Guatemala completes an International Labour Organization 169 consultation process with local Indigenous communities.
Pan American recognizes and respects the rights, cultures, heritage and interests of Indigenous peoples. We are committed to building and maintaining positive relationships with Indigenous groups through on-going engagement, and identification of mutually beneficial opportunities.

PAN AMERICAN SILVER CORP.	6

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Q3 2020 HIGHLIGHTS

Operations
•Coronavirus disease ("COVID-19") pandemic impact
During Q3 2020, seven of Pan American’s nine operations were operating with limited workforce levels in order to accommodate COVID-19 related protocols. Two of the Company’s operations, Huaron and Morococha in Peru, were suspended for most of Q3 2020, having previously been returned to care and maintenance on July 20, 2020, because of an increase in workers testing positive for COVID-19. The Company began gradually redeploying its workforce at these mines over the last two weeks of September after intensive health screenings and testing. Huaron and Morococha resumed operations at the end of Q3 2020. Pan American continues to enforce protocols to help protect the health and safety of our workforce during the COVID-19 pandemic.
Further discussion on the operational status of each mine is included in the "Q3 2020 Operating Performance" section of this MD&A under the sub-heading "Impact of COVID-19".
Due to the uncertainties regarding the impact of COVID-19 on our operations, in May 2020, the Company withdrew its 2020 annual production, Cash Costs, AISC and capital expenditure forecasts, as provided in the 2019 annual MD&A dated March 12, 2020. The Company subsequently revised these 2020 annual forecasts in the Q2 2020 MD&A dated August 5, 2020 (the "August 2020 Forecast"). As of the date of this MD&A, the Company has revised guidance for 2020 silver production and capital expenditures relative to the August 2020 Forecast; see the "2020 Annual Operating Outlook" section of this MD&A for further information.
•Silver production of 4.09 million ounces
Consolidated silver production for Q3 2020 of 4.09 million ounces was 39% lower than the 6.67 million ounces produced in the three months ended September 30, 2019 ("Q3 2019"), primarily reflecting the COVID-19 related suspensions of Huaron and Morococha, reduced operating capacities at the other mines on account of adopting stringent COVID-19 protocols, lack of access to high-grade ore at La Colorada due to ventilation upgrades, and an in-process inventory build-up on the Dolores pads following draw-downs of those inventories in the second quarter of 2020. Management has reduced its forecast 2020 annual silver production from 19.0 to 22.0 million ounces to 18.0 to 19.0 million ounces, primarily due to the La Colorada ventilation raise delay, and reduced underground mining rates at our Manantial Espejo operation; both of which related to the impact of COVID-19 protocols.
•Gold production of 116.9 thousand ounces
Consolidated gold production for Q3 2020 of 116.9 thousand ounces was 22% lower than the 150.2 thousand ounces produced in Q3 2019, primarily reflecting the replenishment of in-process inventories at the heap leach operations, as expected, following the drawdown of inventories that occurred during the COVID-19 related suspensions earlier in 2020. In addition, reduced operating capacities on account of COVID-19 protocols and adjustments being made to the mining methods at the Timmins Bell Creek mine reduced gold production.
•Base metal production
Zinc production in Q3 2020 was 8.6 thousand tonnes, 49% less than Q3 2019 production. Lead production of 3.4 thousand tonnes was 51% less than Q3 2019 production. Copper production of 0.7 thousand tonnes was 71% less than Q3 2019 production. The decline in base metal production reflects the COVID-19 related suspensions of Huaron and Morococha and reduced operating capacities at the other mines.

PAN AMERICAN SILVER CORP.	7

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Financial
•Revenue and net income
Revenue in Q3 2020 of $300.4 million was 15% lower than in Q3 2019, primarily due to decreased quantities of metal sold, partially offset by higher realized precious metal prices. Metals sales were impacted by the replenishment of dore and in-process inventories, COVID-19 related throughput reductions and mine suspensions, and timing of sales.
Net income of $65.3 million ($0.31 basic income per share) was recorded for Q3 2020 compared with net income of $37.7 million ($0.18 basic income per share) in Q3 2019. The $27.5 million quarter-over-quarter increase in earnings mainly reflects a $60.7 million increase in mine operating earnings, with the decreased revenues being more than offset by lower cost of sales. The increase in earnings was partially offset by a $23.1 million decrease in investment income, reflecting lower gains recognized in Q3 2020 on the fair-value measurements of certain equity investments owned by the Company, and a $20.8 million increase in care and maintenance costs due to the COVID-19 related suspensions of Huaron and Morococha.
Adjusted earnings: of $72.1 million, ($0.34 adjusted earnings per share) was recorded in Q3 2020 compared to the revised Q3 2019 adjusted earnings of $71.2 million ($0.34 basic adjusted earnings per share). Q3 2020 adjusted earnings exclude the $20.5 million of COVID-19 related care and maintenance costs, amongst other items.
Cash flow from operations: in Q3 2020 totaled $114.9 million, $33.0 million more than the $81.9 million generated in Q3 2019.
•Liquidity and working capital position
As at September 30, 2020, the Company had cash and short-term investment balances of $231.6 million, working capital of $465.6 million, and $410.0 million available under its $500.0 million revolving credit facility (the "Credit Facility"). Total debt of $129.8 million was related to the $90.0 million drawn on the Credit Facility, $5.6 million of loans in Peru, and the remainder to lease liabilities. In Q3 2020, the Company repaid $110.0 million on the Credit Facility and made an additional repayment of $30.0 million in October, 2020.
•Q3 2020 Cash Costs per ounce sold
•Silver Segment Cash Costs were $7.14 per silver ounce sold.
•Gold Segment Cash Costs were $793 per gold ounce sold.
•Q3 2020 All-In Sustaining Costs per ounce sold (“AISC”)
•Silver Segment AISC were $6.01 per silver ounce sold.
•Gold Segment AISC were $1,057 per gold ounce sold.
•Consolidated AISC per silver ounce sold, including by-product credits from the Gold Segment gold production, were negative $8.42 per silver ounce sold.
Adjusted earnings, Cash Costs and AISC are non-GAAP measures, please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measure to the Q3 2020 Financial Statements.
OPERATING PERFORMANCE

Impact of COVID-19
•Operational Impacts
The following section describes the impact of the COVID-19 pandemic on the Company’s operations during the nine months ended September 30, 2020 ("YTD 2020"), and the current operating status of our mines.

PAN AMERICAN SILVER CORP.	8

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Argentina
On March 20, 2020, the federal government of Argentina imposed mandatory social distancing on its population and ordered the suspension of non-essential activities, including mining. In order to comply with these orders, the Company suspended its Manantial Espejo operations on March 23, 2020, and assigned a work-from-home directive for its administrative personnel. The federal government subsequently deemed mining an essential activity on April 3, 2020. Underground mining at Manantial Espejo resumed on April 26, 2020, and development work at the Joaquin and COSE mines resumed in early May 2020. During July and August 2020, Joaquin and COSE mine operations and ore haulage were heavily impacted by poor access road conditions due to extremely harsh winter weather in the southern Patagonia region. Both mines have now resumed operations and are hauling mined ores to the Manantial Espejo plant for processing. At this time, the Manantial Espejo plant is operating at full throughput capacity with reduced rates from underground ore mining and a higher contribution from available low-grade stockpile resources. Underground ore mining rates are reduced on account of adopting stringent COVID-19 operating protocols.
Bolivia
On March 22, 2020, the Bolivian government announced a national quarantine. In response, the Company halted all supply deliveries and personnel transport to its San Vicente mine, and subsequently suspended operations in an orderly manner, assigning a work-from-home directive for its administrative personnel and support offices. On May 2, 2020, the government authorized the resumption of mining activities. Underground development activities at San Vicente resumed on May 12, 2020, mining resumed on May 18, 2020 and plant operations resumed on June 1, 2020. San Vicente is currently operating at reduced capacity to comply with physical distancing restrictions.
Canada
The Timmins mines have continued to operate YTD 2020 at reduced capacity to enhance physical distancing throughout the operations, offices, and personnel transport systems. Health and safety protocols consistent with those recommended by the local and provincial health authorities, best management practices and the World Health Organization were adopted in March 2020 and continue to be refined as new recommendations are adopted.
Mexico
On March 17, 2020, Mexico’s Senate announced the need to retire the vulnerable population from conducting activities that could increase the possibility of becoming infected from the COVID-19 virus. On March 19, 2020, the Company began to demobilize vulnerable workers, assigned a work-from-home directive for its administrative personnel and reduced the workforce at its mines in Mexico by approximately 30% in order to increase physical distancing throughout the operations, offices, and personnel transport systems. On March 31, 2020, Mexico's Ministry of Health issued a National Agreement for the immediate suspension of non-essential activities until April 30, 2020, which was subsequently extended to May 30, 2020. The Company suspended its La Colorada and Dolores operations in early April to comply with this National Agreement. Mining operations were permitted to prepare to restart in late May, 2020, as the government began lifting some of the lockdown restrictions and redefined the mining industry as an essential business.
On May 24, 2020, underground mining and processing activities resumed at La Colorada at reduced capacity to accommodate physical distancing restrictions. Work on advancing the two new mine ventilation raises was authorized to continue throughout the COVID-19 suspension of normal operations. The 345 to 528 level underground ventilation raise was successfully bored to 2.1-meter diameter in Q3 2020. The ventilation raise is being shotcrete, lined and equipped during the fourth quarter of 2020 ("Q4 2020"). The larger 3.1-meter diameter exhaust ventilation raise from surface to underground is expected to be completed in the second quarter of 2021, slightly behind the originally anticipated timeframe of end of 2020 due to COVID-19 restrictions. The larger ventilation raise is a longer term solution that provides enhanced ventilation to the furthest extents of the current reserves.

PAN AMERICAN SILVER CORP.	9

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

At the Dolores operation, open pit mining, crushing, and heap leaching production activities resumed on June 1, 2020 at modestly reduced capacity to accommodate physical distancing restrictions. The pulp agglomeration plant restarted in mid-June 2020 and underground mining resumed in July 2020. Circulation of process solutions on the heap leach pads continued during the suspension, allowing gold and silver production from pad inventory at reduced rates. Construction activity on the heap leach pad expansion will resume in Q4 2020 once the rain season has passed.
Peru
On March 15, 2020, the government of Peru declared a State of Emergency, requiring a national quarantine. To comply with the order, the Company assigned a work-from-home directive for its administrative personnel and temporarily suspended operations at its four Peruvian mines: Shahuindo, La Arena, Huaron and Morococha.
Open pit mining and run-of-mine heap leach activities at Shahuindo and La Arena resumed on May 15, 2020 at reduced capacities to accommodate physical distancing restrictions. Construction of the Shahuindo heap leach pad expansion and preparation for construction of the La Arena waste dump resumed in June 2020.
During the suspensions at both Shahuindo and La Arena, circulation of process solutions on the heap leach pads continued.
Operations resumed at Huaron and Morococha on June 7, 2020 and June 23, 2020, respectively; however, both mines were returned to care and maintenance on July 20, 2020 in response to several workers at the mines testing positive for COVID-19. Following intensive health screenings and testing for the virus that were developed and deployed at Shahuindo and La Arena during July and August 2020, the Company began gradually redeploying its workforce at Huaron and Morococha over last two weeks of September 2020.
•Financial Impacts
The financial impacts of the COVID-19 pandemic on the Company are indeterminable at this time; however, based on the Company's financial position, the results of a management performed COVID-19 disruption and liquidity analysis, and the Company's access to capital, management believes that the Company’s liquidity is sufficient to satisfy our anticipated 2020 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. Due in part to the pandemic Pan American has deferred certain capital expenditures and exploration spending. Please see the "Liquidity and Capital Position" and the "Risks and Uncertainties" sections of this MD&A for further information.
Silver and Gold Production
The following table provides silver and gold production at each of Pan American’s operations for the three and nine month periods ended September 30, 2020 and 2019. Production in 2019 for the Shahuindo, La Arena, and Timmins mines is subsequent to the February 22, 2019 closing date of the acquisition of Tahoe, as described in the "Acquisition of Tahoe" section of this MD&A. Each operation’s production variances are further discussed in the “Individual Mine Performance” section of this MD&A.

PAN AMERICAN SILVER CORP.	10

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

	Silver Production (ounces ‘000s)				Gold Production (ounces ‘000s)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019	2020	2019	2020	2019
Operations:
La Colorada	1,445	2,091	3,839	6,126	1.0	1.2	2.7	3.3
Dolores	871	1,496	3,016	3,835	22.7	33.1	67.5	91.6
Huaron	274	975	1,257	2,860	—	0.3	0.2	0.8
Morococha(1)	142	588	646	1,901	0.1	0.3	0.4	1.2
San Vicente(2)	655	860	1,657	2,651	0.1	0.1	0.2	0.3
Manantial Espejo	606	606	1,804	1,782	5.4	5.4	15.4	15.7
Shahuindo(3)	81	37	185	82	33.0	40.6	108.8	101.9
La Arena(3)	9	6	22	15	21.6	31.0	64.0	74.1
Timmins (3)	4	5	13	12	32.8	38.3	110.3	96.4
Total (4)	4,087	6,665	12,440	19,264	116.9	150.2	369.6	385.3
(1)Morococha data represents Pan American's 92.3% interest in the mine's production.
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(3)Reflects production results subsequent to the February 22, 2019 closing date of the Acquisition, as described in the "Acquisition of Tahoe" section of this MD&A.
(4)Totals may not add due to rounding.
Silver Production
Consolidated silver production in Q3 2020 of 4.09 million ounces was 39% lower than the 6.67 million ounces produced in Q3 2019, primarily primarily reflecting the COVID-19 related suspensions of Huaron and Morococha, reduced operating capacities at the other mines on account of adopting stringent COVID-19 protocols, lack of access to high-grade ore at La Colorada due to the delay in completing a ventilation project, and an in-process inventory build-up on the Dolores pads following draw-downs of those inventories in the second quarter of 2020.
Gold Production
Consolidated gold production in Q3 2020 of 116.9 thousand ounces was 22% lower than the 150.2 thousand ounces produced in Q3 2019, primarily reflecting the replenishment of in-process inventories at the heap leach operations, as expected, following the drawdown of inventories that occurred during the COVID-19 related suspensions earlier in 2020. In addition, reduced operating capacities on account of COVID-19 protocols and adjustments being made to the mining methods at the Timmins Bell Creek mine reduced gold production.
Base Metal Production
The following table provides the Company’s base metal production for the three and nine-month periods ended September 30, 2020 and 2019:

	Base Metal Production
	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Zinc – kt	8.6	16.8	26.0	51.0
Lead – kt	3.4	6.8	10.4	20.2
Copper – kt	0.7	2.3	2.9	6.4
Zinc, lead and copper production in Q3 2020 were each lower than in Q3 2019, largely the result of the COVID-19 related mine suspensions at Huaron and Morococha and addressing the ventilation upgrades at La Colorada.

PAN AMERICAN SILVER CORP.	11

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Cash Costs and AISC
The quantification of both Cash Costs and AISC measures is described in detail, and where appropriate reconciled to the Q3 2020 Financial Statements, in the "Alternative (Non-GAAP) Performance Measures" section of this MD&A.
The following table reflects the Cash Costs and AISC net of by-product credits at each of Pan American’s operations for the three and nine months ended September 30, 2020, as compared to the same periods in 2019. Gold Segment mines’ cost measures for 2019 represent results from February 22, 2019 onwards.

	Cash Costs(1) ($ per ounce)				AISC(1) ($ per ounce)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019	2020	2019	2020	2019
La Colorada	6.54	2.82	6.97	2.59	10.07	4.03	10.48	4.15
Dolores	(5.12)	0.00	(0.22)	3.27	(22.92)	7.45	8.74	17.89
Huaron	(0.97)	5.32	4.83	3.80	5.78	8.69	8.46	7.24
Morococha	6.07	5.66	11.00	2.52	13.23	11.36	18.46	7.60
San Vicente	18.08	13.04	14.97	10.90	20.08	15.21	17.15	11.94
Manantial Espejo	14.03	24.22	14.52	22.09	12.22	21.35	14.48	19.33
Silver Segment Consolidated (2)	7.14	5.47	7.39	5.89	6.01	8.80	11.75	10.14
Shahuindo	464	552	580	555	616	775	724	738
La Arena	837	738	842	685	1,409	988	1,282	1,217
Timmins(3)	1,111	922	1,040	914	1,318	1,026	1,165	1,005
Gold Segment Consolidated (2)	793	729	811	722	1,057	920	1,007	972

Consolidated AISC per silver ounce sold(3):					(8.42)	(0.11)	(1.79)	5.62
Consolidated AISC before NRV inventory adjustments					(2.56)	1.07	(1.04)	5.67
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q3 2020 Financial Statements.
(2)Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold. Consolidated AISC is based on total silver ounces sold and are net of by-product credits from all metals other than silver ("silver basis consolidated by-product credits").
(3)Consolidated silver basis total is calculated per silver ounce sold with total gold revenues included within by-product credits. G&A costs are included in the consolidated AISC, but not allocated in calculating AISC for each operation.

Cash Costs
Silver Segment Cash Costs per ounce in Q3 2020 were $7.14, $1.67 higher than in Q3 2019. The increase is largely driven by lower throughput and grades at La Colorada, as the Company addresses the ventilation issues affecting access to certain areas of the mine, and higher royalty expense due to the timing of royalty recognition at San Vicente.
Gold Segment Cash Costs per ounce in Q3 2020 were $793, $64 higher than in Q3 2019. Gold Segment Cash Costs were negatively impacted by mine sequencing at La Arena, resulting in higher cost inventory being sold in Q3 2020, and lower grades at Timmins, largely due to adjusting mine methods to address geotechnical conditions encountered with the wider ore extensions discovered adjacent to reserves at the Timmins Bell Creek mine.
AISC
Silver Segment AISC for Q3 2020 of $6.01 was $2.79 lower than Q3 2019. The decrease is primarily the result of a $15.9 million increase in cost reducing net realizable value ("NRV") inventory adjustments, which more than offset the aforementioned increases to Cash Costs and higher sustaining capital per ounce due to the lower production rates.

PAN AMERICAN SILVER CORP.	12

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Gold Segment AISC for Q3 2020 of $1,057 was $137 higher than Q3 2019, largely reflecting the same factors impacting Gold Segment Cash Costs described above, in addition to higher sustaining capital per ounce, as the operations catch up on the capital projects that were deferred during the COVID-19 suspensions earlier in 2020.
Consolidated AISC, based on total silver ounces sold net of by-product credits from all metals other than silver, was negative $8.42 in Q3 2020, an $8.31 decrease from Q3 2019. The quarter-over-quarter variance was largely the result of the NRV inventory adjustments described previously, higher gold prices and a greater weighting of gold production relative to silver production due to the impact of COVID-19 related suspensions on the Company's Silver Segment operations during Q3 2020.

PAN AMERICAN SILVER CORP.	13

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Individual Mine Performance
An analysis of performance at each operation in Q3 2020 compared with Q3 2019 follows. The project capital amounts invested in Q3 2020 are further discussed in the "Project Development Update" section of this MD&A.
La Colorada Operation

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Tonnes milled – kt	160.4	190.9	419.6	571.7
Average silver grade – grams per tonne	307	370	312	363
Average zinc grade - %	2.95	3.27	2.86	3.19
Average lead grade - %	1.52	1.63	1.42	1.64
Production:
Silver – koz	1,445	2,091	3,839	6,126
Gold – koz	1.04	1.23	2.70	3.33
Zinc – kt	4.14	5.51	10.45	16.12
Lead – kt	2.10	2.74	5.13	8.23

Cash Costs - $ per ounce(1)	6.54	2.82	6.97	2.59

Sustaining capital - $ thousands(2)	4,727	1,921	12,921	7,764

Care and maintenance costs - $ thousands	(25)	—	7,973	—

AISC - $ per ounce(1)	10.07	4.03	10.48	4.15

Payable silver sold - koz	1,408	1,802	3,963	5,814
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $3.0 million and $9.1 million of investing activity cash outflows for Q3 2020 and YTD 2020, respectively (Q3 2019 and the nine months ended September 30, 2019 ("YTD 2019"): $3.8 million and $8.2 million, respectively) related to investment capital incurred on the La Colorada projects, as disclosed in the “Project Development Update” section of this MD&A.
Q3 2020 vs. Q3 2019
Production:
•Silver: 31% decrease, primarily due to lower grades and reduced throughput from restrictive COVID-19 operating protocols, which have also slowed the progress on upgrading ventilation circuits in the high-grade, deep Candelaria East area of the mine. The Company completed an underground ventilation raise during Q3 2020, and expects to complete the installation of an underground booster fan in Q4 2020, which should allow increased production from Candelaraia East. The development of a larger ventilation raise from the surface, which is expected to address ventilation needs in the long term, is expected to be completed by mid-2021.
•By-products: 25% and 23% decreases in zinc and lead production, respectively, due to the same factors as described above.
Cash Costs: increased $3.72 per ounce, primarily due to the lower silver production resulting in higher per ounce operating costs, as well as higher concentrate treatment and refining charges, and additional COVID-19 mitigation costs.
Sustaining Capital: primarily related to underground infrastructure investments, including developing short and long term ventilation raises, equipment replacements, lease payments for equipment, and near-mine exploration activities.
AISC: the $6.04 per ounce increase was due to the same factors affecting Cash Costs, in addition to higher sustaining capital per ounce as a result of investment in critical capital projects.

PAN AMERICAN SILVER CORP.	14

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Dolores Operation

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Tonnes placed – kt	1,948.8	1,486.5	4,538.8	4,920.4
Average silver grade – grams per tonne	27	51	32	36
Average gold grade – grams per tonne	0.63	0.78	0.59	0.59
Production:
Silver – koz	871	1,496	3,016	3,835
Gold – koz	22.7	33.1	67.5	91.6

Cash Costs - $ per ounce(1)	(5.12)	0.00	(0.22)	3.27

Sustaining capital - $ thousands(2)	7,408	13,522	32,083	41,554

Care and maintenances costs - $ thousands	—	—	10,175	—

AISC - $ per ounce(1)	(22.92)	7.45	8.74	17.89

Payable silver sold - koz	695	1,328	3,104	3,522
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $nil and $nil of investing activity cash outflows for Q3 2020 and YTD 2020, respectively (Q3 2019 and YTD 2019: $nil and $0.4 million, respectively) related to investment capital incurred on the Mexico projects, as disclosed in the “Project Development Update” section of this MD&A.
Q3 2020 vs. Q3 2019
Production:
•Silver: 42% lower, primarily due to decreased grades from mine sequencing and a buildup of inventory-in-process on the pads following the drawdown of inventory during the Q2 2020 COVID-19 related mine suspension; partially offset by higher throughput.
•Gold: 31% lower for the same reasons described for silver production.
Cash Costs: decreased $5.12 per ounce, primarily from a higher proportion of gold to silver revenues, resulting in lower Cash Costs on a silver basis.
Sustaining Capital: expenditures in Q3 2020 primarily related to pre-stripping activities, leach pad expansions, and COVID-19 testing equipment.
AISC: the decrease was due to the same factors affecting Cash Costs, in addition to $16.1 million in higher cost-reducing NRV inventory adjustments.

PAN AMERICAN SILVER CORP.	15

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Huaron Operation

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Tonnes milled - kt	68.3	251.5	325.1	741.8
Average silver grade – grams per tonne	148	146	145	143
Average zinc grade - %	2.68	2.22	2.58	2.35
Average lead grade - %	1.43	1.21	1.33	1.19
Average copper grade - %	0.89	0.86	0.84	0.79
Production:
Silver – koz	274	975	1,257	2,860
Gold – koz	0.03	0.28	0.24	0.76
Zinc – kt	1.56	4.10	6.52	13.12
Lead – kt	0.76	2.31	3.26	6.71
Copper – kt	0.45	1.66	2.00	4.45

Cash Costs - $ per ounce(1)	(0.97)	5.32	4.83	3.80

Sustaining capital - $ thousands	1,730	2,740	3,724	8,102

Care and maintenance costs - $ thousands	10,092	—	20,850	—

AISC-$ per ounce(1)	5.78	8.69	8.46	7.24

Payable silver sold – koz	278	869	1,146	2,517
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q3 2020 vs. Q3 2019
Production:
•Silver: 72% lower, primarily due to the COVID-19 related mine suspension. Operations were suspended on July 20, 2020 and resumed in late September.
•By-products: zinc, lead and copper production were 62%, 67% and 73% lower, respectively, primarily as a result of the COVID-19 related mine suspension.
Cash Costs: decreased $6.29 per ounce, primarily due to lower operating costs per ounce during the ramp-up phase post the suspension. Cash Costs exclude care and maintenance costs incurred during the COVID-19 related suspension.
Sustaining Capital: comprised mainly of equipment and facility leases, equipment replacements and ventilation projects.
AISC: decreased by $2.91 per ounce as a result of the same factors that caused the decrease in Cash Costs, partially offset by higher sustaining capital per ounce as critical projects continued throughout the mine's suspension. AISC exclude care and maintenance costs incurred during the COVID-19 related suspension.

PAN AMERICAN SILVER CORP.	16

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Morococha Operation(1)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Tonnes milled – kt	32.4	169.9	187.1	509.7
Average silver grade – grams per tonne	156	122	123	131
Average zinc grade - %	4.30	3.82	3.53	3.83
Average lead grade - %	1.77	1.20	1.29	1.22
Average copper grade - %	0.40	0.46	0.41	0.44
Production:
Silver – koz	142	588	646	1,901
Gold – koz	0.08	0.26	0.39	1.16
Zinc – kt	1.24	5.78	5.78	17.04
Lead – kt	0.49	1.60	1.96	4.95
Copper – kt	0.06	0.46	0.46	1.36

Cash Costs - $ per ounce(2)	6.07	5.66	11.00	2.52

Sustaining capital (100%) - $ thousands(3)	974	3,004	4,040	8,654

Care and maintenance costs - $ thousands	9,922	—	20,025	—

AISC - $ per ounce(2)	13.23	11.36	18.46	7.60

Payable silver sold (100%) - koz	127	564	590	1,820
(1)Production figures are for Pan American’s 92.3% share only, unless otherwise noted.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(3)Sustaining capital expenditures exclude $0.2 million and $0.8 million of investing activity cash outflows for Q3 2020 and YTD 2020, respectively (Q3 2019 and YTD 2019: $0.8 million and $1.5 million, respectively) related to Morococha plant studies, and is included in Other Projects as disclosed in the “Project Development Update” section of this MD&A.
Q3 2020 vs. Q3 2019
Production:
•Silver: 76% lower due to the COVID-19 related mine suspension. Operations were suspended on July 20, 2020 and resumed in late September.
•By-products: zinc, lead and copper production decreased by 79%, 69% and 87%, respectively, for the same reason described above.
Cash Costs: were $0.41 per ounce higher, primarily due to lower by-product credits per ounce from lower zinc and lead prices and lower copper grades, as well as higher treatment and refining charges. These were partially offset by lower operating costs per ounce during the ramp-up phase post the suspension, as well as some cost reduction initiatives during care and maintenance. Cash Costs exclude care and maintenance costs incurred during the COVID-19 related suspension.
Sustaining Capital: primarily related to near-mine exploration, mine equipment replacements, and equipment and facility leases.
AISC: $1.87 per ounce higher due to the same factors affecting quarter-over-quarter Cash Costs, as well as an increase in sustaining capital per ounce as some critical projects continued during the suspension. AISC exclude care and maintenance costs incurred during the COVID-19 related suspension.

PAN AMERICAN SILVER CORP.	17

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

San Vicente Operation(1)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Tonnes milled – kt	78.6	88.0	192.1	258.5
Average silver grade – grams per tonne	286	330	295	352
Average zinc grade - %	2.58	2.01	2.08	2.28
Average lead grade - %	—	0.20	—	0.13
Average copper grade - %	0.28	0.33	0.28	0.32
Production:
Silver – koz	655	860	1,657	2,651
Gold – koz	0.08	0.13	0.23	0.35
Zinc – kt	1.68	1.40	3.23	4.70
Lead – kt	—	0.16	0.02	0.29
Copper – kt	0.18	0.23	0.44	0.63

Cash Costs - $ per ounce (2)	18.08	13.04	14.97	10.90

Sustaining capital (100%) - $ thousands	1,330	1,508	3,487	2,912

Care and maintenance costs - $ thousands	—	—	2,890	—

AISC - $ per ounce(2)	20.08	15.21	17.15	11.94

Payable silver sold (100%) - koz	702	728	1,699	3,002
(1)Production figures are for Pan American’s 95.0% share only, unless otherwise noted.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q3 2020 vs. Q3 2019
Production:
•Silver: 24% lower, primarily due to lower throughput from restrictive COVID-19 operating protocols and lower grades due to mine sequencing.
•By-products: a 20% increase and a 21% decrease in zinc and copper production, respectively, due to mine sequencing.
Cash Costs: were $5.04 per ounce higher, primarily as a result of the additional COVID-19 mitigation costs, higher royalty expense due to increasing silver prices and the timing of royalty expense recognition.
Sustaining Capital: Q3 2020 expenditures primarily related to mine infrastructure investments, equipment replacements, near-mine exploration, and tailings storage facility investments.
AISC: the $4.87 per ounce increase was due primarily to the same factors that increased Cash Costs.

PAN AMERICAN SILVER CORP.	18

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Manantial Espejo Operation

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Tonnes milled - kt	172.0	180.9	455.5	522.1
Average silver grade – grams per tonne	130	120	140	119
Average gold grade – grams per tonne	1.10	1.02	1.14	1.03
Production:
Silver – koz	606	606	1,804	1,782
Gold – koz	5.45	5.41	15.39	15.71

Cash Costs - $ per ounce(1)	14.03	24.22	14.52	22.09

Sustaining capital - $ thousands(2)	756	677	2,531	2,062

Care and maintenance costs - $ thousands	3,644	—	5,617	—

AISC - $ per ounce(1)	12.22	21.35	14.48	19.33

Payable silver sold - koz	590	348	1,843	1,532
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $1.1 million and $6.3 million of investing activity cash outflows for Q3 2020 and YTD 2020, respectively (Q3 2019 and YTD 2019: $5.2 million and $18.1 million, respectively) related to the development of the Joaquin and COSE projects, as disclosed in the “Project Development Update” section of this MD&A.
Q3 2020 vs. Q3 2019
Production:
•Silver and Gold: were essentially flat, as lower throughput caused by the COVID-19 operating restrictions was offset by higher grade ore processed from the COSE and Joaquin deposits.
Cash Costs: were $10.19 per ounce lower, primarily as a result of lower operating costs from lower diesel prices and the devaluation of the Argentine peso, and higher by-product credits per ounce due to higher gold prices.
Sustaining Capital: primarily related to lease payments for diesel generators on site and process plant equipment.
AISC: the $9.13 per ounce decrease was largely due to the same factors resulting in lower quarter-over-quarter Cash Costs.

PAN AMERICAN SILVER CORP.	19

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Shahuindo Operation

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019(1)
Tonnes milled - kt	3,251.5	3,318.8	7,906.0	7,769.4
Average silver grade – grams per tonne	9	9	9	8
Average gold grade – grams per tonne	0.51	0.60	0.56	0.61
Production:
Silver – koz	81	37	185	82
Gold – koz	33.04	40.56	108.78	101.85

Cash Costs - $ per ounce(2)	464	552	580	555

Sustaining capital - $ thousands(3)	4,469	8,652	15,786	15,717

Care and maintenance costs - $ thousands	107	—	3,855	—

AISC $ per ounce(2)	616	775	724	738

Payable gold sold	31,973	40,904	117,712	93,449
(1)The Shahuindo mine was acquired on February 22, 2019, and as such, the nine months ended September 30, 2019 financial and operating results of the mine have only been reported and included in the Company's consolidated results from this date forward.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(3)Sustaining capital expenditures exclude $0.4 million and $0.5 million of investing activity cash outflows for Q3 2020 and YTD 2020, respectively (Q3 2019 and YTD 2019: $1.5 million and $3.3 million, respectively) related to the payment of final invoices for the crushing and agglomeration plant completed by Tahoe, and is included in Other Projects, as disclosed in the “Project Development Update” section of this MD&A.
Q3 2020 vs. Q3 2019
Production:
•Gold: 19% lower due to a combination of lower grades from mine sequencing and a lower ratio of ounces recovered to stacked, as in-process inventories were replenished following the drawdown during the COVID-19 mine suspension earlier in 2020.
Cash Costs: were $88 per ounce lower, primarily due to lower operating costs per ounce as certain non-critical expenditures were postponed due to COVID-19 operating protocols, as well as higher by-product credits due to higher silver sales.
Sustaining Capital: Q3 2020 expenditures primarily related to leach pad expansions, site infrastructure improvements, and payments for leased mining equipment.
AISC: decreased by $159 per ounce due to the same factors that caused the decrease in Cash Costs, in addition to lower sustaining capital expenditures as a result of a reduction in available personnel to advance the leach pad projects, which has delayed some projects into 2021.

PAN AMERICAN SILVER CORP.	20

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

La Arena Operation

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019(1)
Tonnes milled - kt	3,271.4	2,962.0	5,947.1	5,877.9
Average silver grade – grams per tonne	1	—	1	—
Average gold grade – grams per tonne	0.38	0.38	0.34	0.41
Production:
Silver – koz	9	6	22	15
Gold – koz	21.61	30.96	63.97	74.09

Cash Costs - $ per ounce(2)	837	738	842	685

Sustaining capital - $ thousands	9,510	7,250	24,294	39,176

Care and maintenance costs - $ thousands	379	—	3,712	—

AISC - $ per ounce(2)	1,409	988	1,282	1,217

Payable gold sold	17,132	30,886	57,224	76,145
(1)The La Arena mine was acquired on February 22, 2019, and as such, the nine months ended September 30, 2019 financial and operating results of the mine have only been reported and included in the Company's consolidated results from this date forward.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q3 2020 vs. Q3 2019
Production:
•Gold: 30% decrease as a result of a lower ratio of ounces recovered to stacked, as in-process inventories were replenished following the drawdown during the mine suspension earlier in 2020.
Cash Costs: increased by $99 per ounce from higher operating costs per ounce as, we cycled through the higher cost inventory built up during the ramp-up after the COVID-19 mine suspension, in part due to mine sequencing of the high waste, low ore sections of the mine plan during that period.
Sustaining Capital: Q3 2020 expenditures comprised mainly of capitalized deferred stripping, waste storage facility expansions, and near-mine exploration.
AISC: increased by $421 per ounce due to the same factors affecting Cash Costs, as well as higher sustaining capital per ounce due to the timing of project spending and the aforementioned decrease in gold production.

PAN AMERICAN SILVER CORP.	21

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Timmins Operation

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019(1)
Tonnes milled - kt	391.1	413.8	1,216.9	1,006.8
Average silver grade – grams per tonne	—	—	—	—
Average gold grade – grams per tonne	2.83	3.26	2.89	3.18
Production:
Silver – koz	4	5	13	12
Gold – koz	32.81	38.28	110.32	96.44

Cash Costs - $ per ounce(2)	1,111	922	1,040	914

Sustaining capital - $ thousands(3)	5,449	2,982	11,174	6,969

Care and maintenance costs - $ thousands	—	—	—	—

AISC - $ per ounce(2)	1,318	1,026	1,165	1,005

Payable gold sold	30,750	36,200	110,930	96,900
(1)The Timmins mines were acquired on February 22, 2019, and as such, the nine months ended September 30, 2019 financial and operating results of the mine have only been reported and included in the Company's consolidated results from this date forward.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(3)Sustaining capital expenditures exclude $0.3 million and $1.5 million of investing activity cash outflows for Q3 2020 and YTD 2020, respectively (Q3 2019 and YTD 2019: $0.4 million and $2.6 million, respectively) related to investment capital incurred on the Timmins projects, as disclosed in the “Project Development Update” section of this MD&A.
Q3 2020 vs. Q3 2019
Production:
•Gold: a 14% decrease, primarily from lower grades due a lower cut-off grade and lower throughput than expected, as the Bell Creek deposit has progressed to depths where the weak characteristics of the surrounding rock units are impacting targeted mining rates. As such, we have reduced the mining rates in the deeper zones of the Bell Creek deposit to permit installation of additional ground support. Meanwhile the Company is evaluating alternative mining methods, ground support designs and mine sequencing to address the ground conditions at depth, particularly considering the substantially increased width of the ore zones being discovered in the deeper extents of the Bell Creek deposit.
Cash Costs: an increase of $189 per ounce, primarily as a result of the lower production.
Sustaining Capital: Q3 2020 expenditures primarily related to tailings storage facility expansions, mine equipment refurbishments and replacements, near-mine exploration, and lease payments for mining equipment.
AISC: the $292 per ounce increase was the result of the same factors that increased Cash Costs, as well as higher sustaining capital per ounce.

PAN AMERICAN SILVER CORP.	22

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

2020 ANNUAL OPERATING OUTLOOK

On May 6, 2020, the Company withdrew its 2020 annual production, Cash Costs, AISC and capital expenditure forecasts, as provided in the 2019 annual MD&A dated March 12, 2020. The decision to withdraw 2020 Guidance was based on the uncertainties regarding the impact of the COVID-19 pandemic on our operations. The Company subsequently revised its 2020 annual production, Cash Costs, AISC and capital expenditure forecasts in the Q2 2020 MD&A dated August 5, 2020 (the "August 2020 Forecast"), which has also been summarized in the following section. These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this MD&A.
Production Relative to Forecast:
The following table summarizes the YTD 2020 metal production compared to the August 2020 Forecast amounts:

	YTD 2020 Actual	August 2020 Forecast
Silver – Moz	12.44	19.0 - 22.0
Gold – koz	369.6	525.0 - 575.0
Zinc – kt	26.0	40.0 - 43.0
Lead – kt	10.4	17.0 - 18.0
Copper – kt	2.9	4.3 - 4.9
Based on YTD 2020 production results and the expected production for the remainder of the year, Management is revising the full-year consolidated silver production estimate to between 18.0 and 19.0 million ounces. The forecast annual silver production largely reflects the COVID-19 related suspensions of Huaron and Morococha, reduced operating capacities on account of stringent COVID-19 operating protocols at the other mines, and an inability to access high-grade ore at La Colorada due to the delay in completing the first ventilation raise.
Cash Costs and AISC Compared to Forecast:
The following table summarizes 2020 Cash Costs and AISC for each operation YTD 2020 compared to the respective August 2020 Forecast amounts. These forecast estimates are largely influenced by Management's assumptions and estimates for productivity, input costs, commodity prices and currency exchange rates.

	Cash Costs(1) ($ per ounce)		AISC(1) ($ per ounce)
	August 2020 Forecast	YTD 2020 Actual	August 2020 Forecast(2)	YTD 2020 Actual
Silver Segment:
La Colorada	6.20 - 7.00	6.97	9.50 - 10.50	10.48
Dolores	(5.60) - (3.90)	(0.22)	3.90 - 7.40	8.74
Huaron	8.20 - 9.10	4.83	11.80 - 12.80	8.46
Morococha (92.3%)(3)	11.00 - 12.30	11.00	16.80 - 18.40	18.46
San Vicente (95.0%)(3)	14.30 - 16.20	14.97	16.10 - 18.20	17.15
Manantial Espejo	13.80 - 15.90	14.52	15.30 - 17.70	14.48
Total(3)	6.20 - 7.70	7.39	10.50 - 12.50	11.75
Gold Segment:
Shahuindo	590 - 660	580	860 - 960	724
La Arena	760 - 860	842	1,140 - 1,260	1,282
Timmins	1,030 - 1,060	1,040	1,175 - 1,240	1,165
Total	800 - 860	811	1,050 - 1,125	1,007
Consolidated Silver Basis(4)			(3.00) - 0.75	(1.79)
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of these calculations and a reconciliation of these measures to the Q3 2020 Financial Statements. The Cash Costs and AISC forecasts assume the realized prices and exchange rates provided in the MD&A for the period ended June 30, 2020.

PAN AMERICAN SILVER CORP.	23

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

(2)As shown in the detailed quantification of consolidated AISC, included in the “Alternative Performance (Non-GAAP) Measures” section of this MD&A, corporate general and administrative expense, and exploration and project development expense are included in consolidated (silver basis) AISC, but are not allocated amongst the operations and thus are not included in either the silver or gold segment totals.
(3)Morococha data represents Pan American’s 92.3% interest in the mine's production. San Vicente data represents Pan American’s 95.0% interest in the mine's production.
(4)Consolidated total is calculated per silver ounce sold with gold revenues included in the by-product credits.
Based on YTD 2020 Cash Costs and AISC results and the expected production and costs for the remainder of the year, Management reaffirms the August 2020 Forecast AISC and Cash Costs as shown in the table above.
Capital Expenditures Relative to Forecast:
The following table summarizes the YTD 2020 capital expenditures compared to the August 2020 Forecast:

	2020 Capital Expenditures ($ millions)
	YTD 2020 Actual	August 2020 Forecast
La Colorada	12.9	19.0 – 19.5
Dolores	32.1	42.0 – 42.5
Huaron	3.7	5.5 – 6.0
Morococha	4.0	5.5 – 6.0
San Vicente	3.5	3.5 – 4.0
Manantial Espejo	2.5	3.0
Shahuindo	15.8	44.5 - 45.5
La Arena	24.3	40.0 - 41.0
Timmins	11.2	23.0 - 24.0
Sustaining Capital Sub-total	109.8	185.0 - 189.0
La Colorada Skarn project	9.1	13.5 - 14.0
Timmins expansion	1.5	4.0 - 4.5
Other	7.6	7.5
Project Capital Sub-total	18.2	25.0 - 26.0
Total Capital	128.0	210.0 - 215.0
Based on capital expenditures to date and those expected for the remainder of 2020, Management is revising the forecast annual expenditures down by approximately $15.0 million. Management's updated 2020 annual sustaining capital forecast range is between $175.0 million and $180.0 million, a decrease from the previous range of $185.0 - $189.0 million; further, the revised annual project capital forecast is between $20.0 million and $21.0 million, a decrease from the previous range of $25.0 to $26.0 million. These reductions reflect the deferral of certain capital investments.

PAN AMERICAN SILVER CORP.	24

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

PROJECT DEVELOPMENT UPDATE

The following table reflects the amounts spent on each of Pan American’s major projects in Q3 2020 compared with Q3 2019:

Project Development Capital (1)	Three months ended September 30,		Nine months ended September 30,
(thousands of USD)
	2020	2019	2020	2019
Mexico projects	3,009	3,821	9,062	8,577
Joaquin and COSE projects	1,081	5,232	6,328	18,132
Timmins projects	280	435	1,506	2,607
Other	543	2,300	1,267	5,800
Total	4,913	11,788	18,162	35,116
(1)Categorization of the Q3 2019 amounts has been changed from that reported in the Q3 2019 MD&A to conform to the current period categorizations.
During Q3 2020, the Company achieved the following progress on its projects:
Mexico Projects:
The Company spent $3.0 million on exploration drilling activities relating to the La Colorada skarn deposit.
Joaquin and COSE Projects:
The Company spent $1.0 million on the final development of the COSE project, directed mainly at advancing development of the underground mine. The Manantial Espejo plant began processing ore mined from COSE in early September 2020.
Timmins Projects:
The Company spent $0.3 million on projects at Timmins, primarily related to purchasing equipment and materials for an expansion of operations, which continues to be delayed due to the COVID-19 pandemic.
OVERVIEW OF Q3 2020 FINANCIAL RESULTS

Selected Annual and Quarterly Information
The following tables set out selected quarterly results for the past eleven quarters as well as selected annual results for the past two years. The dominant factors affecting results in the quarters and years presented below are the volatility of realized metal prices and the timing of sales, which vary with the timing of shipments and impairment charges. The fourth quarter of both 2019 and 2018 included impairment charges to the Manantial Espejo mine and the COSE and Joaquin projects.

2020	Quarter Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30
Revenue	$358,428	$249,509	$300,414
Mine operating earnings	$50,058	$48,386	$124,561
Earnings for the period attributable to equity holders	$(76,807)	$20,063	$65,741
Basic earnings per share	$(0.37)	$0.10	$0.31
Diluted earnings per share	$(0.37)	$0.10	$0.31
Cash flow from operating activities	$114,051	$62,750	$114,943
Cash dividends paid per share	$0.050	$0.050	$0.070
Other financial information
Total assets			$3,304,469
Total long-term financial liabilities(1)			$351,765
Total attributable shareholders’ equity			$2,445,699

PAN AMERICAN SILVER CORP.	25

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

2019	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31(1)	June 30(1)	Sept 30(1)	Dec 31	Dec 31
Revenue(2)	$253,699	$340,494	$352,187	$404,379	$1,350,759
Mine operating earnings(2)	$15,770	$51,058	$63,850	$98,610	$229,288
Earnings for the period attributable to equity holders	$2,783	$18,371	$37,657	$51,927	$110,738
Basic earnings per share	$0.02	$0.09	$0.18	$0.26	$0.55
Diluted earnings per share	$0.02	$0.09	$0.18	$0.26	$0.55
Cash flow from operating activities	$(12,911)	$83,518	$81,948	$129,473	$282,028
Cash dividends paid per share	$0.035	$0.035	$0.035	$0.035	$0.140
Other financial information
Total assets					$3,461,682
Total long-term financial liabilities(3)					$517,776
Total attributable shareholders’ equity					$2,463,099
(1)Amounts differ from those originally reported in the respective quarter due to: (1) the finalization of the purchase price allocation, which was retrospectively applied, the most significant change being the removal of the previously recorded $30.5M bargain purchase gain; and, (2) amounts presented retrospectively as if Timmins had not been classified as held for sale.
(2)Concurrent with the acquisition of Tahoe, the Company classified the Timmins mines as a discontinued operation held for sale and, in Q3 2019, reclassified to be a continuing operation after a change in management's intentions. As a result, the previously recorded first and second quarters have been recast to present the Timmins mines as continuing operations.
(3)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

2018	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$206,961	$216,460	$187,717	$173,357	$784,495
Mine operating earnings (loss)	$55,124	$54,851	$(4,412)	$(4,666)	$100,897
Earnings (loss) for the period attributable to equity holders	$47,376	$36,187	$(9,460)	$(63,809)	$10,294
Basic earnings (loss) per share	$0.31	$0.24	$(0.06)	$(0.42)	$0.07
Diluted earnings (loss) per share	$0.31	$0.24	$(0.06)	$(0.42)	$0.07
Cash flow from operating activities	$34,400	$66,949	$41,699	$11,930	$154,978
Cash dividends paid per share	$0.035	$0.035	$0.035	$0.035	$0.140
Other financial information
Total assets					$1,937,476
Total long-term financial liabilities(1)					$96,828
Total attributable shareholders’ equity					$1,508,212
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

PAN AMERICAN SILVER CORP.	26

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Income Statement: Q3 2020 vs. Q3 2019
Net earnings of $65.3 million was recorded in Q3 2020 compared to net earnings of $37.7 million in Q3 2019, which corresponds to basic earnings per share of $0.31 and $0.18, respectively.
The following table highlights the differences between net earnings in Q3 2020 compared with Q3 2019:

Net earnings, three months ended September 30, 2019		$37,719	Note
Revenue:
Increased realized metal prices	$64,636
Lower quantities of metal sold	(124,429)
Decreased direct selling costs	3,791
Decreased negative settlement adjustments	4,229
Total decrease in revenue		(51,773)	(1)
Cost of sales:
Decreased production costs and increased royalty charges	$84,917		(2)
Decreased depreciation and amortization	27,567		(3)
Total decrease in cost of sales		112,484
Total increase in mine operating earnings		60,711
Decreased investment income		(23,084)	(4)
Increased care and maintenance costs		(20,758)	(5)
Decreased interest and finance expense		3,889	(6)
Decreased foreign exchange loss		3,650	(7)
Decreased transaction and integration costs		2,863
Increased general and administrative expense		(2,130)
Increased other expense		(1,772)
Decreased net loss on commodity contracts, derivatives and asset sales		1,486
Decreased income tax expense		1,460
Increased dilution gain, net of share of income from associate		999
Decreased exploration and project development expense		227
Net earnings, three months ended September 30, 2020		$65,260
1.Revenue for Q3 2020 was $51.8 million lower than in Q3 2019, as a result of decreased quantities of metal sold, partially offset by higher realized prices, and both lower treatment and refining charges and negative concentrate settlement adjustments. The lower quantities of metal sold reflect the lower production, primarily as a result of the previously discussed COVID-19 related throughput reductions and mine suspensions. The lower quantities sold were partially offset by higher precious metal prices, with realized silver and gold prices up 44% and 30% from Q3 2019, respectively; however, the increase in precious metal prices was partially offset by lower realized zinc and lead prices.

PAN AMERICAN SILVER CORP.	27

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter:

	Realized Metal Prices (1)		Quantities of Metal Sold (2)
	Three months ended September 30,		Three months ended September 30,
	2020	2019	2020	2019
Silver	$24.77	$17.16	3,864	5,683
Gold	$1,914	$1,477	102.5	144.2
Zinc	$2,189	$2,276	6.8	14.8
Lead	$1,822	$2,002	3.6	6.3
Copper	$6,463	$5,780	0.7	2.0
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
(2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper.
2.Production and royalty costs in Q3 2020 were $84.9 million lower than in Q3 2019. The decrease was driven by an $87.4 million, or 43%, decline in production costs, partially offset by a $2.5 million increase in royalty costs. The lower production costs reflect the lower sales volumes for all metals, though primarily silver and gold, which were down 32% and 29%, respectively, from Q3 2019. All the production and related sales volumes decreases were largely attributable to COVID-19 related throughput reductions and mine suspensions in Q3 2020. Approximately $31.1 million of the quarter-over-quarter production cost decrease was attributable to the suspension of Morococha and Huaron for most of Q3 2020, as previously discussed. Production costs at the open pit mines decreased approximately $44.8 million quarter-over-quarter, excluding net realizable value ("NRV") inventory adjustments, reflecting the lower sales volumes from the previously discussed reduced production rates. Further reducing production costs were $22.6 million of non-cash cost reducing positive NRV inventory adjustments in Q3 2020, which were mainly from increased precious metals prices. These adjustments reflected a $15.9 million decrease from Q3 2019 positive NRV inventory adjustments of $6.7 million. The majority of the adjustments in each period were related to inventories at the Dolores mine.
3.Depreciation and amortization ("D&A") expense was $27.6 million lower than in Q3 2019, reflecting: (i) lower sales volumes as a result of the COVID-19 related throughput reductions and mine suspensions; and (ii) $3.6 million of D&A on the suspended Peruvian underground mines being included in care and maintenance costs.
4.Investment income was $13.1 million in Q3 2020, $23.1 million lower than in Q3 2019. Investment income in each quarter, along with the quarter-over-quarter decrease, was driven by fair value "mark-to-market" adjustments on the Company's equity investment in New Pacific Metals Corp.
5.Care and maintenance costs were $27.1 million in Q3 2020, a $20.8 million increase from Q3 2019, reflecting the COVID-19 related mine suspensions of Huaron and Morococha during Q3 2020.
6.Interest and finance costs were $3.9 million lower in Q3 2020, reflecting both a lower amount drawn on the Company's Credit Facility and lower interest rates compared to Q3 2019.
7.Foreign exchange losses were $3.7 million lower in Q3 2020, reflecting reduced devaluation mainly on Argentinian peso denominated value added tax receivables.

PAN AMERICAN SILVER CORP.	28

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Statement of Cash Flows: Q3 2020 vs. Q3 2019
Cash flow from operations in Q3 2020 totaled $114.9 million, $33.0 million more than the $81.9 million generated in Q3 2019. The increase was mainly attributable to a $23.9 million increase in cash from changes in non-cash operating working capital and a $6.7 million decrease in tax payments. The higher cash mine operating earnings from the Gold Segment mines was largely offset by the care and maintenance costs associated with the suspensions of Huaron and Morococha in Q3 2020.
Working capital changes in Q3 2020 resulted in a $9.0 million source of cash compared with a $14.9 million use of cash in Q3 2019. The Q3 2020 source of cash was mainly driven by a $23.9 million build-up in accounts payables and a $21.0 million source of cash from VAT accounts receivables, which was largely offset by a $37.2 million build-up in inventories, largely a result of the normalization of inventories at the Company's three heap leach operations. The Q3 2019 use of cash from working capital changes was largely the result of a build-up in accounts receivable balances.
Investing activities used $34.6 million in Q3 2020, primarily related to the $38.8 million spent on mineral properties, plant and equipment at the Company’s mines and projects, as previously described in the “Operating Performance” section of this MD&A, which was partially offset by $5.2 million in proceeds from the sale of short-term investments. In Q3 2019, investing activities utilized $47.5 million primarily from the $49.9 million spent on mineral properties, plant and equipment.
Financing activities in Q3 2020 used $117.4 million compared to $31.2 million used in Q3 2019. Cash used in Q3 2020 primarily consisted of a net $110.0 million repayment of the Credit Facility, $10.5 million in dividends, and $2.9 million of lease repayments, partially offset by $5.6 million in proceeds from short-term loans in Peru due to the mine suspensions at Huaron and Morococha. The net cash used in Q3 2019 consisted primarily of a $20.0 million repayment of the Credit Facility, $7.3 million paid as dividends to shareholders and $4.7 million of lease payments.
Adjusted Earnings: Q3 2020 vs Q3 2019
Adjusted earnings is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of “adjusted earnings”, and a reconciliation of these measures to the Q3 2020 Financial Statements.
Adjusted Earnings in Q3 2020 was $72.1 million, representing basic adjusted earnings per share of $0.34, compared to the revised Q3 2019 adjusted earnings of $71.2 million, and basic adjusted earnings per share of $0.34. Q3 2020 adjusted earnings included investment income of $13.1 million and excluded COVID-19 related care and maintenance expenses of $20.5 million, among other adjustments.
The Q3 2019 adjusted earnings has been revised from that originally reported in the Q3 2019 to include D&A from the Timmins operation. A description of these adjustments is included in the "Adjusted Earnings" portion of the “Alternative Performance (Non-GAAP) Measures” section of this MD&A.

PAN AMERICAN SILVER CORP.	29

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

The following chart illustrates the key factors leading to the change in adjusted earnings from Q3 2019 to Q3 2020:

Adjusted Earnings Reconciliation - Q3 2019 to Q3 2020 ($ millions)
$150.0
$100.0
$50.0
$—
$71.2
$68.9
$(124.4)
$67.9
$15.0
$(23.1)
$(5.1)
$1.7
$72.1
Revised Q3 2019 adjusted earnings
Increased metal prices and positive concentrate settlement adjustments
Decreased quantities of metal sold
Decreased direct operating costs
Decreased D&A
Decreased investment income
Decreased tax expense
Other
Q3 2020 adjusted earnings

PAN AMERICAN SILVER CORP.	30

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Income Statement: YTD 2020 vs. YTD 2019
Net earnings of $7.4 million was recorded YTD 2020 compared to net earnings of $59.5 million in YTD 2019, which corresponds to basic earnings per share of $0.04 and $0.30, respectively.
The following table highlights the difference between net earnings in YTD 2020 compared with YTD 2019:

Net earnings, nine months ended September 30, 2019		$59,538	Note
Revenue:
Increased realized metal prices	$150,889
Lower quantities of metal sold	(201,062)
Decreased direct selling costs	13,001
Increased negative settlement adjustments	(857)
Total increase in revenue		(38,029)	(1)
Cost of sales:
Decreased production costs and decreased royalty charges	$122,147		(2)
Decreased depreciation and amortization	8,209		(3)
Total decrease in cost of sales		130,356
Total increase in mine operating earnings		92,327
Increased care and maintenance costs		(79,696)	(4)
Increased income tax expense		(39,756)	(5)
Decreased investment income		(18,648)	(6)
Decreased net gain on asset sales, commodity contracts and derivatives		(10,098)	(7)
Increased other expense		(9,337)	(8)
Decreased transaction and integration costs		7,712	(9)
Decreased interest and finance expense		5,334	(10)
Increased general and administrative expense		(3,951)
Decreased foreign exchange loss		3,705
Decreased exploration and project development expense		3,117
Decreased dilution gain, net of share of loss from associate		(2,810)
Net earnings, nine months ended September 30, 2020		$7,437
1.Revenue YTD 2020 was $38.0 million lower than in YTD 2019 as a result of the increase in realized precious metal prices being more than offset by decreased quantities of metal sold. YTD 2020 realized gold and silver prices were 25% and 21% higher, respectively, than those in YTD 2019, although this was partially offset by lower realized base metal prices in 2020. The lower quantities of metal sold were due to lower metal production and sales volumes for all metals, reflecting the previously discussed COVID-19 related throughput reductions and mine suspensions. Despite the COVID-19 related impact on production, gold quantities sold YTD 2020 were only 1% lower than YTD 2019, due partly to a full nine months of production recorded for the gold segment operations in 2020 compared to production recorded only from the February 22, 2019 closing date of the Tahoe acquisition in 2019.

PAN AMERICAN SILVER CORP.	31

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

The following table reflects the metal prices realized by the Company and the quantities of metal sold during each period:

	Realized Metal Prices (1)		Quantities of Metal Sold (2)
	Nine months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Silver	$19.06	$15.81	12,585	18,284
Gold	$1,711	$1,373	371.6	377.2
Zinc	$2,099	$2,605	21.2	44.9
Lead	$1,816	$1,972	11.0	19.7
Copper	$5,860	$6,019	2.5	5.6
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
(2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper.
2.Production and royalty costs YTD 2020 were $122.1 million lower than in YTD 2019. The decrease was attributable to production costs being $121.7 million lower, due largely to: (i) production costs from the silver segment operations being approximately $116.1 million lower, reflecting the COVID-19 related mine suspensions and reduced throughput; (ii) negative NRV inventory adjustments being $8.6 million lower; partially offset by; (iii) approximately $3.2 million higher production costs from the gold segment mines, with increased costs at Timmins and Shahuindo being largely offset by decreased costs at La Arena. YTD cost variances reflect the lower sales volumes in Q3 2020 from the decreased production levels, as previously discussed in the "Individual Mine Performance" section of this MD&A, largely offset by a full nine months of production, including limited heap leach production at La Arena, Shahuindo and Dolores during the suspensions, compared with 2019, which only included production and sales from the February 22, 2019 closing date of the Tahoe acquisition onwards.
3.D&A expense was $8.2 million lower than YTD 2019, largely due to lower sales volumes from the COVID-19 related mine suspensions and $16.8 million of D&A on certain assets at the suspended mines being included in care and maintenance costs, partially offset by a $27.2 million increase in D&A at the Gold Segment mines in 2020, which reflects the full nine months of depreciation in 2020 compared to 2019, when depreciation was recorded only from the February 22, 2019 acquisition date onwards.
4.Care and maintenance costs totaled $95.4 million YTD 2020, which was a $79.7 million increase from YTD 2019, and reflects the previously discussed COVID-19 related mine suspensions in 2020.
5.Income tax expense of $85.1 million during YTD 2020 was $39.8 million higher than the $45.3 million in YTD 2019. The higher taxes were largely attributable to the significant devaluation of the Mexican peso, and to a lesser extent the Peruvian sol, in 2020, which resulted in a decrease to the deductible tax attributes in Mexico and Peru.
6.Investment income was $32.3 million YTD 2020, $18.6 million lower than YTD 2019. Investment income in each period largely reflects fair value "mark-to-market" adjustments and realized gains on the Company's equity investment in New Pacific Metals Corp.
7.Net gain on asset sales, commodity contracts and derivatives was $10.1 million lower YTD 2020 compared to YTD 2019, the result of a $3.7 million loss being recognized on foreign currency and diesel contracts in YTD 2020, due largely to the devaluation of the Mexican peso, Canadian dollar, and Peruvian sol relative to the US dollar during 2020, compared to $1.8 million of gains in YTD 2019; and, a $1.9 million loss recognized on the sale of mineral properties in YTD 2020 compared to gains of $2.8 million in YTD 2019.
8.Other expense of $8.5 million was $9.3 million higher in YTD 2020, driven largely by commissions and transactions costs associated with the sale of Maverix and New Pacific Metals Corp. shares during 2020, and the settlement of certain claims by former contractors of the Company.

PAN AMERICAN SILVER CORP.	32

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

9.Transaction and integration costs were $7.7 million lower in YTD 2020 because no such costs were recorded whereas in YTD 2019 these costs were incurred in relation to the Tahoe acquisition.
10.Interest and finance costs of $15.6 million were $5.3 million lower in YTD 2020, reflecting both a lower amount drawn on the Company's Credit Facility and lower interest rates compared to YTD 2019.
Statement of Cash Flows: YTD 2020 vs. YTD 2019
Cash flow from operations in YTD 2020 was $291.7 million, $139.2 million more than the $152.6 million generated in YTD 2019. The increase was mostly related to an $111.1 million increase in cash from working capital changes and an increase in cash mine operating earnings due to stronger precious metal prices, which more than offset the additional care and maintenance costs.
Working capital changes in YTD 2020 resulted in a $78.4 million source of cash, primarily reflecting a $63.1 million draw-down of accounts receivables, but also sources of cash from accounts payables, inventories and accrued liabilities. These working capital movements compared to the $32.7 million use of cash in YTD 2019, which was driven primarily by the settlement of accounts payables and accrued liabilities related to the Tahoe transaction and a build-up in accounts receivables, partially offset by a release of inventories.
Investing activities utilized $43.8 million YTD 2020, as the $124.9 million spent on mineral properties, plant and equipment at the Company’s mines and projects was mostly offset by the $73.8 million received from the sale of short-term investments, primarily from a partial disposition of the Company's interests in New Pacific Metals Corp. and the disposition of a portion of the Company's equity investment in Maverix Metals Inc., net of the associated payment for the exercise of warrants, and the $10.4 million in proceeds from the sale of certain non-core exploration-stage mineral properties.
In YTD 2019, investing activities utilized $350.6 million, primarily related to the $247.5 million investment (net of cash acquired) related to the acquisition of Tahoe and $155.5 million spent on mineral properties, plant and equipment at the Company’s mines and projects, partially offset by $41.6 million from the net sale of short-term investments and $10.2 million from the sale of mineral interests.
Financing activities in YTD 2020 utilized a net $216.1 million compared to a $155.2 million net source of cash in YTD 2019. Financing activities in YTD 2020 were primarily related to the net repayment of $185.0 million of the Company's Credit Facility, $31.5 million in dividends to shareholders, and $9.9 million of lease repayments. Financing activities in YTD 2019 primarily consisted of the Credit Facility draw for the Tahoe acquisition and the repayment of Tahoe's facility, as well as $22.0 million paid as dividends to shareholders and $13.5 million of lease repayments.
Adjusted Earnings: YTD 2020 vs YTD 2019
Adjusted earnings is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of “adjusted earnings”, and a reconciliation of these measures to the Q3 2020 Financial Statements.
Adjusted Earnings YTD 2020 were $122.9 million, representing basic adjusted earnings per share of $0.59, which was $33.8 million, or $0.14 per share, higher than YTD 2019 adjusted earnings of $89.1 million, and basic adjusted earnings per share of $0.45.

PAN AMERICAN SILVER CORP.	33

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

The following chart illustrates the key factors leading to the change in adjusted earnings from YTD 2019 to YTD 2020:

Adjusted Earnings Reconciliation - YTD 2019 to YTD 2020 ($ millions)
$300
$200
$100
$—
$89.1
$150
$(201.1)
$13
$100.7
$(21.8)
$8.2
$(8.2)
$(8.0)
$0.9
$122.8
YTD 2019 adjusted earnings
Increased metal prices and positive concentrate settlement
Decreased quantities of metal sold
Decreased direct selling costs
Decreased direct operating costs
Decreased investment income
Decreased D&A
Increased other expense
Increased tax expense
Other
YTD 2020 adjusted earnings

LIQUIDITY AND CAPITAL POSITION

Liquidity and Capital Measures (in $000s)	September 30, 2020	June 30, 2020	Dec. 31, 2019	Q3 2020 Change	YTD 2020 Change
Cash and cash equivalents ("Cash")	$150,329	$188,117	$120,564	$(37,788)	$29,765
Short-term Investments	$81,302	$73,449	$117,776	$7,853	$(36,474)
Cash and Short-term investments	$231,631	$261,566	$238,340	$(29,935)	$(6,709)
Working Capital	$465,609	$471,552	$517,249	$(5,943)	$(51,640)
Credit Facility committed amount	$500,000	$500,000	$500,000	$—	$—
Credit Facility amounts drawn	$90,000	$200,000	$275,000	$(110,000)	$(185,000)
Shareholders' equity	$2,448,886	$2,393,695	$2,467,846	$55,191	$(18,960)
Total debt (1)	$129,826	$236,946	$316,208	$(107,120)	$(186,382)
Capital (2)	$2,347,081	$2,369,075	$2,545,714	$(21,994)	$(198,633)
(1)Total debt is a non-GAAP measure calculated as the total of amounts drawn on the Credit Facility, finance lease liabilities and loans payable. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculations.
(2)Capital is a non-GAAP measure and consists of shareholders’ equity and debt net of cash and cash equivalents and short term investments. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculations.
Liquidity and Capital Resources
The Company's cash and short term investments decreased by $29.9 million during Q3 2020. The decrease was driven by the repayment of $110.0 million under the Company's Credit Facility, which was only partially funded by the Company's operating cash flow in the quarter.
Operating cash flows of $114.9 million, which included a $9.0 million source of cash from working capital changes and tax payments of $9.5 million, more than funded the Company's investments in mineral properties, plant and equipment and its dividend and contributed to a significant portion of the $110.0 million repayment of the Credit

PAN AMERICAN SILVER CORP.	34

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Facility during Q3 2020. The working capital changes primarily reflect a significant reduction in value added tax receivable balances, which was partially offset by the build-up of heap leach pad inventories during the quarter.
Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.
Working capital of $465.6 million at September 30, 2020 was $6.0 million lower than working capital of $471.6 million at June 30, 2020. The decrease is primarily the result of the release of working capital of $9.0 million, being used in part to repay the Company's long term debt.
The $110.0 million repayment of the Credit Facility in Q3 2020, reduced the drawn amount at September 30, 2020 to $90.0 million. In October 2020, the Company made an additional $30.0 million repayment on the Credit Facility. As of September 30, 2020, and as of the date of this MD&A, the Company was in compliance with all financial covenants under the Credit Facility. The borrowing costs under the Company's Credit Facility are based on the Company's leverage ratio at either (i) LIBOR plus 1.875% to 2.750% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.875% to 1.750%. Undrawn amounts under the Credit Facility are subject to a stand-by fee of 0.4219% to 0.6188% per annum, dependent on the Company's leverage ratio. The Company's Credit Facility matures on February 1, 2023.
The net cash generated from the sales of metal production provides our primary source of cash flows, and we do not currently expect to experience payment delinquencies from our metal sales counterparties during the COVID-19 crisis, though the impact of COVID-19 on the credit risk associated with our counterparties cannot be determined with any degree of certainty.
The Company’s financial position at September 30, 2020, and the operating cash flows that are expected over the next twelve months, lead Management to believe that the Company’s liquid assets are sufficient to satisfy our 2020 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments, details of which are described in Note 8(f)(ii) of the 2019 Financial Statements, and in the Liquidity and Capital Position section of the Company's annual 2019 Management Discussion and Analysis (the "2019 Annual MD&A"). Since December 31, 2019, there have been no significant changes to these contractual obligations and commitments.
The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty due to a number of uncertainties, including those related to the COVID-19 business disruptions.

PAN AMERICAN SILVER CORP.	35

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Outstanding Share Amounts
As at September 30, 2020, the Company had approximately 0.3 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $9.76 to CAD $65.71 and a weighted average life of 45 months. Approximately 0.2 million of the stock options were vested and exercisable at September 30, 2020, with an average weighted exercise price of CAD $17.72 per share.
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at November 4, 2020
Common shares	210,174,393
Options	310,552
Total	210,484,945
As part of the consideration payable to Tahoe shareholders in connection with the acquisition of Tahoe, Tahoe shareholders received contingent consideration in the form of one contingent value right ("CVR") for each Tahoe share. Each CVR has a 10 year term and will be exchanged for 0.0497 of a Pan American share upon first commercial shipment of concentrate following restart of operations at the Escobal mine. The Company issued an aggregate of 313,887,490 CVRs.
CLOSURE AND DECOMMISSIONING COST PROVISION

The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of September 30, 2020 was $306.4 million (December 31, 2019 - $290.4 million) using inflation rates of between 0% and 3% (December 31, 2019 - between 0% and 5%). The inflated and discounted provision on the statement of financial position as at September 30, 2020 was $204.9 million (December 31, 2019 - $188.5 million), using discount rates between 0% and 8% (December 31, 2019 - between 2% and 9%). Spending with respect to decommissioning obligations at Alamo Dorado and Manantial Espejo began in 2016, while the remainder of the obligations are expected to be paid through 2046, or later if the mine lives are extended. Revisions made to the reclamation obligations in Q3 2020 were primarily a result of decreased discount rates due to lower government debt yields, increased site disturbance from the ordinary course of operations at the mines, reclamation activities, and revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.
The accretion of the discount charged in Q3 2020 and YTD 2020 as finance expense was $2.1 million and $6.2 million, respectively (Q3 2019 and YTD 2019, $2.7 million and $7.3 million, respectively). Reclamation expenditures incurred during Q3 2020 and YTD 2020 were $0.7 million and $1.7 million, respectively (Q3 2019 and YTD 2019, $0.3 million and $1.8 million, respectively).
RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services.

PAN AMERICAN SILVER CORP.	36

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Related party transactions with Maverix Metals Inc. have been disclosed in Note 9 of the Q3 2020 Financial Statements. These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the parties which approximates fair value.
ACQUISITION OF TAHOE RESOURCES INC. ("Tahoe")

On February 22, 2019 (the "Closing Date"), the Company completed the acquisition all of the issued and outstanding shares of Tahoe Resources Inc. (the "Acquisition"). Tahoe was a mid-tier publicly traded precious metals mining company with ownership interests in a diverse portfolio of mines and projects including the following principal mines: La Arena and Shahuindo in Peru; Timmins West and Bell Creek in Canada (together "Timmins"); and Escobal in Guatemala, where operations have been suspended since June 2017 (together the "Acquired Mines"). The Company now operates three gold mines as a result of the Acquisition. Consequently, the Company's operations have been divided into silver and gold segments for the purposes of reporting.
All 2019 production, operating and financial results of the Acquired Mines (including Cash Costs and AISC amounts) reported in this MD&A and included in the Company's consolidated results, reflect only the results from February 22, 2019 onwards.
Consolidation of Tahoe
As described in Note 8 of the 2019 Financial Statements, the Company determined that the Acquisition represented a business combination with Pan American identified as the acquirer. Based on the February 21, 2019, closing share price of Pan American's common shares on the NASDAQ, the total consideration of the acquisition was $1.14 billion.
The following table summarizes the consideration paid as part of the purchase price:

Consideration:	Shares Issued/Issuable	Consideration
Fair value estimate of the Pan American share consideration (1)	55,990,512	$795,626
Fair value estimate of the CVRs (2)	15,600,208	71,916
Cash (1)	—	275,008
Fair value estimate of replacement options (3)	835,874	124
Total Consideration	72,426,594	$1,142,674
(1)The Pan American share consideration value is based on an assumed value of $14.21 per Pan American common share (based on the NASDAQ closing price on February 21, 2019).
(2)The assumed fair value of the CVRs was determined using a market approach valuation technique that utilized observable market inputs, which included the Tahoe $3.64 closing share price on the NYSE on February 21, 2019, and the Company's $14.21 closing share price on the NASDAQ on February 21, 2019.
(3)Assumed fair value of 3.5 million Tahoe options that upon the Acquisition vested and converted into 835.8 thousand Pan American stock options (the "Replacement options"). The fair value of the Replacement options was determined using the Black-Scholes option pricing model, as at the acquisition Closing Date, the assumptions of which are described in the Company's Q3 2019 Financial Statements.

PAN AMERICAN SILVER CORP.	37

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

The following table summarizes the allocation of the purchase price to the identifiable assets and liabilities based on their estimated fair values at the Closing Date of the Acquisition:

Allocation of consideration:
Cash and cash equivalents	$27,529
Accounts receivable	18,154
VAT Receivable	87,492
Inventory	148,209
Other current assets	1,381
Mineral properties, plant and equipment	1,239,402
Other assets	6,551
Deferred tax assets	30,728
Accounts payable and accrued liabilities	(148,742)
Debt	(125,000)
Provision for closure and decommissioning liabilities	(77,320)
Net current and deferred income tax liabilities	(65,710)
$1,142,674

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

Per Ounce Measures
Cash Costs and AISC are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
Pan American produces by-product metals incidentally to our silver and gold mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver and gold, our primary payable metals, after deducting revenues gained from incidental by-product production. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold. Consolidated Cash Costs and AISC are based on total silver ounces sold and are net of by-product credits from all metals other than silver ("silver basis consolidated by-product credits").
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry. Cash costs per ounce is conceptually understood and widely reported in the mining industry.
We believe that AISC, also calculated net of by-products, is a comprehensive measure of the full cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated cash flow.
To facilitate a better understanding of these measure as calculated by the Company, the following table provides the detailed reconciliation of these measure to the applicable cost items, as reported in the consolidated financial statements for the respective periods. All 2019 operating results from the Gold Segment mines only include results from February 22, 2019 to September 30, 2019.

PAN AMERICAN SILVER CORP.	38

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

	Three months ended September 30, 2020				Three months ended September 30, 2019
(In thousands of USD, except as noted)	Silver Segment	Gold Segment	Corporate	Consolidated (silver basis)(1)	Silver Segment	Gold Segment(4,5)	Corporate	Consolidated (silver basis)(1,4)
Production costs	$53,343	$63,877		$117,220	$114,137	$90,491		$204,628
Purchase Price Allocation Inventory Fair Value Adjustment	—	(557)		(557)		(12,783)		(12,783)
NRV inventory adjustments	22,643	—		22,643	6,723	—		6,723
On-site direct operating costs	75,986	63,320		139,306	120,860	77,708		198,568
Royalties	6,291	1,643		7,933	3,937	1,506		5,442
Smelting, refining and direct selling charges(2)	14,003	29		14,032	17,519	304		17,823
Cash cost of sales before by-product credits (3)	96,280	64,992		161,271	142,316	79,518		221,833
Silver segment by-product credits(2)	(69,150)	—		—	(111,491)	—		—
Gold segment by-product credits(2)	—	(1,665)		—	—	(795)		—
Consolidated silver basis by-product credits(1)(2)	—	—		(221,784)	—	—		(271,036)
Cash Costs(3)	$27,130	$63,327		$(60,514)	$30,825	$78,723		$(49,203)

NRV inventory adjustments	(22,643)	—		(22,643)	(6,723)	—		(6,723)
Sustaining capital	16,925	19,428		36,352	23,373	18,883		42,256
Exploration and project development(6)	203	876	759	1,839	494	1,016	555	2,066
Reclamation cost accretion	1,225	750	91	2,065	1,652	775	291	2,718
General and administrative expense	—	—	10,367	10,367	—	—	8,237	8,237
All-in sustaining costs(3)	$22,840	$84,381	$11,217	$(32,533)	$49,621	$99,398	$9,083	$(649)

Silver segment silver ounces sold (koz)	3,800	—		—	5,639	—		—
Gold segment gold ounces sold (koz)	—	80		—	—	108		—
Total silver ounces sold (koz)(1)	—	—		3,864	—	—		5,683
Cash costs per ounce sold	$7.14	$793			$5.47	$729
AISC per ounce sold	$6.01	$1,057		$(8.42)	$8.80	$920		$(0.11)
AISC per ounce sold (excluding NRV inventory adjustments)	$11.97	$1,057		$(2.56)	$9.99	$920		$1.07

PAN AMERICAN SILVER CORP.	39

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

	Nine months ended September 30, 2020					Nine months ended September 30, 2019
(In thousands of USD, except as noted)	Silver Segment	Gold Segment		Corporate	Consolidated (silver basis)(1)	Silver Segment	Gold Segment(4)		Corporate	Consolidated (silver basis)(1)
Production costs	$256,068	$233,902			$489,970	$380,199	$231,504			$611,703
Purchase Price Allocation Inventory Fair Value Adjustment		(2,750)			(2,750)		(41,712)			(41,712)
NRV inventory adjustments	9,434	—			9,434	842	—			842
On-site direct operating costs	265,502	231,152			496,653	381,041	189,792			570,833
Royalties	13,441	4,930			18,371	15,390	3,396			18,785
Smelting, refining and direct selling charges(2)	39,266	108			39,374	51,747	628			52,375
Cash cost of sales before by-product credits (3)	318,209	236,190			554,398	448,178	193,816			641,993
Silver segment by-product credits(2)	(227,022)	—			—	(340,917)	—			—
Gold segment by-product credits(2)	—	(4,469)			—	—	(1,277)			—
Consolidated silver basis by-product credits(1)(2)	—	—			(715,370)	—	—			(707,533)
Cash Costs(3)	$91,187	$231,721			$(160,971)	$107,261	$192,539			$(65,540)

NRV inventory adjustments	(9,434)	—			(9,434)	(842)	—			(842)
Sustaining capital	58,786	51,253			110,038	71,048	61,861			132,909
Exploration and project development(5)	878	2,563		2,565	6,005	2,266	2,771		2,204	7,241
Reclamation cost accretion	3,673	2,247		278	6,199	4,954	1,860		506	7,320
General and administrative expense				25,694	25,694				21,743	21,743
All-in sustaining costs(3)	$145,090	$287,784	0	$28,537	$(22,469)	$184,687	$259,031	$—	$24,453	$102,831

Silver segment silver ounces sold (koz)	12,346	—			—	18,207	—			—
Gold segment gold ounces sold (koz)	—	286			—	—	266			—
Total silver ounces sold (koz)(1)	—	—			12,585	—	—			18,284
Cash costs per ounce sold	$7.39	$811				$5.89	$722
AISC per ounce sold	$11.75	$1,007			$(1.79)	$10.14	$972			$5.62
AISC per ounce sold (excluding NRV inventory adjustments)	$12.52	$1,007			$(1.04)	$10.19	$972			$5.67

(1)Consolidated silver basis calculated by treating all revenues from metals other than silver, including gold, as a by-product credit in Cash Costs. Consolidated silver basis by-product credits include all silver segment by-product credits, as well as gold revenues from the Gold Segment mines as by-products. Total silver ounces sold likewise includes silver ounces sold from Gold Segment operations.
(2)Included in the revenue line of the consolidated income statements. By-product credits are reflective of realized metal prices for the applicable periods.
(3)Totals may not add due to rounding.
(4)All operating results from the Gold Segment Mines, are only from the Closing Date to September 30, 2019, and do not represent a full nine months of 2019 operations.
(5)The amounts for the nine months ended September 30, 2019 exclude $1.9 million from non-cash project development write-downs.

Sustaining capital is included in AISC, while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISC measure reflects the capital costs associated with current ounces sold as opposed to project capital,

PAN AMERICAN SILVER CORP.	40

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

which is expected to increase future production. The project capital excluded in the reconciliation below is further described in the "Project Development Update" section of this MD&A.

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended September 30,		Nine months ended September 30,
(in thousands of USD)	2020	2019	2020	2019
Payments for mineral properties, plant and equipment(1)	$38,832	$49,891	$124,920	$155,488
Add/(Subtract)
Lease Payments(1)	2,880	4,674	9,921	13,544
Investment (non-sustaining) capital	(5,359)	(12,309)	(24,803)	(36,123)
Sustaining Capital(2)	$36,352	$42,256	$110,038	$132,909
(1)As presented on the consolidated statements of cash flows.
(2)Totals may not add due to rounding

PAN AMERICAN SILVER CORP.	41

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Silver Segment Cash Costs and AISC by mine:

SILVER SEGMENT	Three months ended September 30, 2020
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$17,819	$6,968	$4,149	$2,836	$7,833	$13,738	$53,343
NRV inventory adjustments	—	20,505	—	189	—	1,949	22,643
On-site direct operating costs	17,819	27,472	4,149	3,025	7,833	15,687	75,986
Royalties	121	1,139	(35)	—	4,548	518	6,291
Smelting, refining & direct selling costs	5,615	17	2,733	1,415	2,685	1,538	14,003
Cash Costs before by-product credits	23,555	28,628	6,847	4,440	15,066	17,743	96,280
Silver segment by-product credits	(14,338)	(32,186)	(7,115)	(3,668)	(2,382)	(9,461)	(69,150)
Cash Costs	$9,217	$(3,557)	$(268)	$773	$12,684	$8,282	$27,130

NRV inventory adjustments	—	(20,505)	—	(189)	—	(1,949)	(22,643)
Sustaining capital	4,727	7,408	1,730	974	1,330	756	16,925
Exploration and project development	95	65	—	43	—	—	203
Reclamation cost accretion	143	660	144	84	71	123	1,225
All-in sustaining costs	$14,182	$(15,929)	$1,605	$1,685	$14,085	$7,211	$22,840

Silver segment silver ounces sold (koz)	1,408	695	278	127	702	590	3,800

Cash cost per ounce sold	$6.54	$(5.12)	$(0.97)	$6.07	$18.08	$14.03	$7.14
AISC per ounce sold	$10.07	$(22.92)	$5.78	$13.23	$20.08	$12.22	$6.01
AISC per ounce sold (excluding NRV inventory adjustments)	$10.07	$6.58	$5.78	$14.71	$20.08	$15.52	$11.97

SILVER SEGMENT	Three Months Ended September 30, 2019
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$17,390	$40,242	$19,792	$18,149	$9,527	$9,038	$114,137
NRV inventory adjustments	—	4,423	—	—	—	2,299	6,723
On-site direct operating costs	17,390	44,665	19,792	18,149	9,527	11,337	120,860
Royalties	176	2,313	—	—	1,070	378	3,937
Smelting, refining & direct selling costs	5,103	36	5,403	4,040	1,718	1,219	17,519
Cash Costs before by-product credits	22,669	47,014	25,195	22,189	12,315	12,934	142,316
Silver segment by-product credits	(17,581)	(47,010)	(20,572)	(18,996)	(2,819)	(4,513)	(111,491)
Cash Costs	$5,088	$4	$4,623	$3,193	$9,496	$8,421	$30,825

NRV inventory adjustments	—	(4,423)	—	—	—	(2,299)	(6,723)
Sustaining capital	1,921	13,522	2,740	3,004	1,508	677	23,373
Exploration and project development	111	238	5	94	—	46	494
Reclamation cost accretion	144	560	181	109	78	580	1,652
All-in sustaining costs	$7,264	$9,901	$7,549	$6,400	$11,082	$7,425	$49,621

Silver segment silver ounces sold (koz)	1,802	1,328	869	564	728	348	5,639

Cash cost per ounce sold	$2.82	$0.00	$5.32	$5.66	$13.04	$24.22	$5.47
AISC per ounce sold	$4.03	$7.45	$8.69	$11.36	$15.21	$21.35	$8.80
AISC per ounce sold (excluding NRV inventory adjustments)	$4.03	$10.78	$8.69	$11.36	$15.21	$27.96	$9.99

PAN AMERICAN SILVER CORP.	42

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

SILVER SEGMENT	Nine months ended September 30, 2020
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$47,004	$102,435	$23,170	$18,561	$19,485	$45,413	$256,068
NRV inventory adjustments	—	6,463	—	—	—	2,970	9,434
On-site direct operating costs	47,004	108,898	23,170	18,561	19,485	48,383	265,502
Royalties	408	5,683	(15)	—	6,165	1,200	13,441
Smelting, refining & direct selling costs	13,666	53	10,377	5,937	4,960	4,273	39,266
Cash Costs before by-product credits	61,078	114,634	33,532	24,498	30,610	53,856	318,209
Silver segment by-product credits	(33,461)	(115,308)	(27,993)	(18,004)	(5,161)	(27,093)	(227,022)
Cash Costs	$27,617	$(674)	$5,539	$6,493	$25,449	$26,764	$91,187

NRV inventory adjustments	—	(6,463)	—	—	—	(2,970)	(9,434)
Sustaining capital	12,921	32,083	3,724	4,040	3,487	2,531	58,786
Exploration and project development	556	214	—	108	—	—	878
Reclamation cost accretion	428	1,980	432	252	213	368	3,673
All-in sustaining costs	$41,521	$27,140	$9,695	$10,893	$29,148	$26,693	$145,090

Silver segment silver ounces sold (koz)	3,963	3,104	1,146	590	1,699	1,843	12,346

Cash cost per ounce sold	$6.97	$(0.22)	$4.83	$11.00	$14.97	$14.52	$7.39
AISC per ounce sold	$10.48	$8.74	$8.46	$18.46	$17.15	$14.48	$11.75
AISC per ounce sold (excluding NRV inventory adjustments)	$10.48	$10.82	$8.46	$18.46	$17.15	$16.10	$12.52

SILVER SEGMENT	Nine months ended September 30, 2019
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$56,495	$140,110	$57,282	$53,609	$34,120	$38,584	$380,199
NRV inventory adjustments	—	(7,449)	—	—	—	8,291	842
On-site direct operating costs	56,495	132,661	57,282	53,609	34,120	46,875	381,041
Royalties	416	6,138	—	—	7,854	982	15,390
Smelting, refining & direct selling costs	12,645	84	15,496	11,583	7,362	4,577	51,747
Cash Costs before by-product credits	69,556	138,883	72,778	65,192	49,336	52,434	448,178
Silver segment by-product credits	(54,505)	(127,375)	(63,206)	(60,611)	(16,630)	(18,590)	(340,917)
Cash Costs	$15,051	$11,508	$9,572	$4,581	$32,706	$33,844	$107,261

NRV inventory adjustments	—	7,449	—	—	—	(8,291)	(842)
Sustaining capital	7,764	41,554	8,102	8,654	2,912	2,062	71,048
Exploration and project development	880	831	13	276	—	266	2,266
Reclamation cost accretion	432	1,680	542	327	234	1,739	4,954
All-in sustaining costs	$24,127	$63,022	$18,229	$13,838	$35,852	$29,620	$184,687

Silver segment silver ounces sold (koz)	5,814	3,522	2,517	1,820	3,002	1,532	18,207

Cash cost per ounce sold	$2.59	$3.27	$3.80	$2.52	$10.90	$22.09	$5.89
AISC per ounce sold	$4.15	$17.89	$7.24	$7.60	$11.94	$19.33	$10.14
AISC per ounce sold (excluding NRV inventory adjustments)	$4.15	$15.78	$7.24	$7.60	$11.94	$24.75	$10.19

PAN AMERICAN SILVER CORP.	43

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Gold Segment Cash Costs and AISC by mine:

GOLD SEGMENT	Three months ended September 30, 2020
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins	Total
Production Costs	$16,877	$14,420	$32,581	$63,877
Purchase Price Allocation Inventory Fair Value Adjustment	(523)	(35)	—	(557)
NRV inventory adjustments	—	—	—	—
On-site direct operating costs	16,354	14,385	32,581	63,320
Royalties	—	—	1,643	1,643
Smelting, refining & direct selling costs	—	—	29	29
Cash Costs before by-product credits	16,354	14,385	34,253	64,992
Gold segment by-product credits	(1,523)	(45)	(97)	(1,665)
Cash Costs of Sales	$14,831	$14,340	$34,156	$63,327

NRV inventory adjustments	—	—	—	—
Sustaining capital	4,469	9,510	5,449	19,428
Exploration and project development	—	—	876	876
Reclamation cost accretion	404	295	51	750
All-in sustaining costs	$19,704	$24,145	$40,532	$84,381

Gold segment gold ounces sold	31,973	17,132	30,750	79,855

Cash cost per ounce sold	$464	$837	$1,111	$793
AISC per ounce sold	$616	$1,409	$1,318	$1,057
AISC per ounce sold (excluding NRV inventory adjustments)	$616	$1,409	$1,318	$1,057

GOLD SEGMENT	Three Months Ended September 30, 2019
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins	Total
Production Costs	$28,375	$30,644	$31,472	$90,491
Purchase Price Allocation Inventory Fair Value Adjustment	(5,396)	(7,826)	440	(12,783)
NRV inventory adjustments	—	—		—
On-site direct operating costs	22,979	22,818	31,912	77,708
Royalties	—	—	1,506	1,506
Smelting, refining & direct selling costs	195	76	33	304
Cash Costs before by-product credits	23,174	22,894	33,451	79,518
Gold segment by-product credits	(615)	(96)	(84)	(795)
Cash Costs of Sales	$22,559	$22,798	$33,367	$78,723

NRV inventory adjustments	—	—	—	—
Sustaining capital	8,652	7,250	2,982	18,883
Exploration and project development	216	36	764	1,016
Reclamation cost accretion	290	447	38	775
All-in sustaining costs	$31,717	$30,531	$37,151	$99,398

Gold segment gold ounces sold	40,904	30,886	36,200	107,990

Cash cost per ounce sold	$552	$738	$922	$729
AISC per ounce sold	$775	$988	$1,026	$920
AISC per ounce sold (excluding NRV inventory adjustments)	$775	$988	$1,026	$920

PAN AMERICAN SILVER CORP.	44

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

GOLD SEGMENT	Nine months ended September 30, 2020
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins	Total
Production Costs	$74,481	$48,879	$110,542	$233,902
Purchase Price Allocation Inventory Fair Value Adjustment	(2,437)	(312)	(1)	(2,750)
NRV inventory adjustments	—	—	—	—
On-site direct operating costs	72,044	48,567	110,541	231,152
Royalties	—	—	4,930	4,930
Smelting, refining & direct selling costs	—	—	108	108
Cash Costs before by-product credits	72,044	48,567	115,579	236,190
Gold segment by-product credits	(3,830)	(378)	(261)	(4,469)
Cash Costs of Sales	$68,214	$48,189	$115,318	$231,721

NRV inventory adjustments	—	—	—	—
Sustaining capital	15,786	24,294	11,174	51,253
Exploration and project development	(5)	—	2,568	2,563
Reclamation cost accretion	1,211	884	152	2,247
All-in sustaining costs	$85,206	$73,366	$129,212	$287,784

Gold segment gold ounces sold	117,712	57,224	110,930	285,866

Cash cost per ounce sold	$580	$842	$1,040	$811
AISC per ounce sold	$724	$1,282	$1,165	$1,007
AISC per ounce sold (excluding NRV inventory adjustments)	$724	$1,282	$1,165	$1,007

GOLD SEGMENT	Nine months ended September 30, 2019
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins	Total
Production Costs	$65,502	$71,312	$94,690	$231,504
Purchase Price Allocation Inventory Fair Value Adjustment	(13,087)	(19,228)	(9,397)	(41,712)
NRV inventory adjustments	—	—	—	—
On-site direct operating costs	52,415	52,084	85,293	189,792
Royalties	—	—	3,396	3,396
Smelting, refining & direct selling costs	328	228	72	628
Cash Costs before by-product credits	52,743	52,312	88,761	193,816
Gold segment by-product credits	(903)	(186)	(188)	(1,277)
Cash Costs of Sales	$51,840	$52,126	$88,573	$192,539

NRV inventory adjustments	—	—	—	—
Sustaining capital	15,717	39,176	6,969	61,861
Exploration and project development	705	325	1,741	2,771
Reclamation cost accretion	693	1,068	99	1,860
All-in sustaining costs	$68,955	$92,695	$97,382	$259,031

Gold segment gold ounces sold	93,449	76,145	96,900	266,494

Cash cost per ounce sold	$555	$685	$914	$722
AISC per ounce sold	$738	$1,217	$1,005	$972
AISC per ounce sold (excluding NRV inventory adjustments)	$738	$1,217	$1,005	$972

PAN AMERICAN SILVER CORP.	45

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Adjusted Earnings and Basic Adjusted Earnings Per Share
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings because it eliminates items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings for the three and nine months ended September 30, 2020 and 2019, to the net earnings for each period.

	Three months ended September 30,		Nine months ended September 30,
(In thousands of USD, except as noted)	2020	2019	2020	2019
Net earnings for the period	$65,260	$37,719	$7,437	$59,538
Adjust for:
Derivative losses (gains)	$523	$—	$(113)	$14
Write-down of other assets	—	—	2,013	1,882
Unrealized foreign exchange losses	2,712	5,888	7,855	7,452
Heap inventory net realizable value (recovery) charge	(10,165)	6,860	4,283	25,705
Unrealized (gains) losses on foreign currency and commodity contracts	(2,560)	1,182	650	400
Share of (income) loss from associate and dilution gain	(1,078)	(79)	1,811	(999)
(Gain) loss on sale of assets	(41)	669	1,910	(2,818)
COVID 19 mine care and maintenance	20,476	—	75,097	—
Transaction and integration costs	—	2,863	—	7,712
Depreciation not taken on assets held for sale	—	12,570	—	—
Effect of taxes on adjusting items	(1,392)	(2,447)	(18,818)	(9,753)
Effect of foreign exchange on taxes	(1,647)	5,977	40,769	(54)
Total adjustments	$6,828	$33,483	$115,457	$29,541
Adjusted earnings for the period	$72,088	$71,202	$122,894	$89,079
Weighted average shares for the period	$210,160	$209,535	$210,049	$198,609
Adjusted earnings per share for the period	$0.34	$0.34	$0.59	$0.45

Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of: long-term debt (including amounts drawn on the Credit Facility), lease liabilities, and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
Capital
Capital is a non-GAAP measure and is calculated as total equity plus total debt less cash and cash equivalents and short term investments. Capital does not have any standardized meaning prescribed by GAAP and is therefore

PAN AMERICAN SILVER CORP.	46

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the enterprise value of the Company.
Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, gold, zinc, lead, and copper; trading and credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in jurisdictions such as Canada, Peru, Mexico, Argentina, Bolivia and Guatemala; environmental risks; risks related to its relations with employees and local communities where we operate, and emerging risks relating to the spread of the novel coronavirus, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time. Certain of these risks are described below, and are more fully described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), and in the Risks and Uncertainties section of the Company's 2019 Annual MD&A, and the 2019 Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Instruments Risk Exposure
The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks are described in Note 9(f) to the Company's 2019 Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended September 30, 2020. The following provides an update to certain relevant financial instrument risks for the quarter:
Price Risk
A decrease in the market price of commodities such as silver, gold and other metals and consumables could affect our profitability, along with the commercial viability of our mines and production from some of our mining properties. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations. The Board of Directors continually assesses Pan American’s strategy towards our base metal exposure. The Company recorded gains of $0.5 million and $1.2 million in Q3 2019 and YTD 2019, respectively, on certain outstanding collars made up of put and call contracts on base metal production to manage the Company's financial exposure to these metals. No such base metal contracts were entered into or were outstanding during Q3 2020.
During Q2 2020, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices. At September 30, 2020, the Company had outstanding positions on its diesel exposure with a notional amount of 7.5 million gallons, with a weighted average fixed price of $1.08 per gallon. The Company recorded a loss of $0.5 million and a gain of $0.8 million for the three and nine months ended September 30, 2020, respectively (Q3 2019 and YTD 2019: $nil and $nil, respectively).

PAN AMERICAN SILVER CORP.	47

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Trading Activities and Credit Risk
As at September 30, 2020, we had receivable balances associated with buyers of our concentrates of $24.8 million (December 31, 2019 - $48.8 million). The vast majority of the Company's concentrate is sold to a limited number of concentrate buyers.
As at September 30, 2020, we had approximately $63.9 million contained in precious metal inventory at refineries (December 31, 2019 - $58.2 million). Doré production is refined under long-term agreements with fixed refining terms at five separate refineries worldwide. We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which the Company operates. These advances represent a credit risk to the Company to the extent that suppliers do not deliver products or perform services as expected. As at September 30, 2020, the Company had made $9.2 million of supplier advances (December 31, 2019 - $3.4 million), which are reflected in “Trade and other receivables” on the Company’s balance sheet.
Foreign currency exchange rate risk
A part of the Company’s operating and capital expenditures is denominated in local currencies other than USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. At September 30, 2020, the Company had outstanding positions on its foreign currency exposure of CAD, PEN, and MXN purchases. The CAD positions are collars with an outstanding notional amount of $15.0 million USD, with weighted average USD put and call exchange rates of $1.30 and $1.36, respectively. The PEN positions are collars with an outstanding notional amount of $22.5 million USD, with weighted average USD put and call exchange rates of $3.36 and $3.52, respectively. The MXN positions are collars with an outstanding notional amount of $53.3 million USD, with weighted average USD put and call exchange rates of $21.44 and $31.68, respectively. The Company recorded a $1.9 million gain and $4.5 million loss on the foreign currency exchange contracts for the three and nine months ended September 30, 2020 (Q3 2019 and YTD 2019: loss of $0.4 million and gain of $0.5 million, respectively). At September 30, 2020, the Company held cash and short-term investments of $92.3 million in Canadian dollars, $20.5 million in Peruvian soles, $4.2 million in Argentine pesos, $4.2 million in Bolivian bolivianos, $1.3 million in Mexican pesos, and $0.4 million in Guatemalan quetzales.
Taxation Risks
Pan American is exposed to tax related risks. The nature of these taxation risks and how the risks are managed are described in the Risks and Uncertainties section of the 2019 Annual MD&A, and in Note 29(c) to the Company's 2019 Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months and nine months ended September 30, 2020.
Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. The nature, assessment and management of such claims is described in the Risks and Uncertainties section of the 2019 Annual MD&A, and in Note 23 to the Company's Q3 2020 Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and nine months ended September 30, 2020.

PAN AMERICAN SILVER CORP.	48

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Foreign Operations and Government Regulations
Pan American currently conducts operations in Peru, Mexico, Argentina, Bolivia, Canada and Guatemala. Most of these jurisdictions are potentially subject to a number of political and economic risks, as well as civil and labour unrest, violence and the prevalence of criminal activity, including organized crime, theft and illegal mining. The nature of the foreign jurisdiction risks and the Company's exposures to and management of those risks are described in the Risks and Uncertainties section of the 2019 Annual MD&A. Other than the additional government regulations with respect to COVID-19, including those described in this MD&A, there were no significant changes to those risks or to the Company's management of exposure to those risks during the three and nine months ended September 30, 2020.
Community Action
In recent years communities and NGOs have become more vocal and active with respect to mining activities at or near their communities. Some communities and NGOs have taken actions that could have a material adverse effect on our operations, such as setting up road closures and commencing lawsuits. The nature of risks relating to such actions are described in the Risks and Uncertainties section of the 2019 Annual MD&A. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and nine months ended September 30, 2020.
Title to Assets
In many jurisdictions in which we operate, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands. Accordingly, title holders of mining concessions in many jurisdictions must agree with surface landowners on compensation in respect of mining activities conducted on such land. We do not hold title to all of the surface lands at many of our operations and we rely on contracts or other similar rights to conduct surface activities. Related examples of such matters with regards to the Company's assets is described the Risks and Uncertainties section of the 2019 Annual MD&A. There have been no additional material examples nor were there significant changes to the examples, related risks, or to the Company's management of exposure to those risks, during the three and nine months ended September 30, 2020.
General Economic Conditions
General economic conditions may adversely affect our growth, profitability and ability to obtain financing. Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on our business, financial condition and results of operations, including:
•contraction in credit markets could impact the cost and availability of financing and our overall liquidity;
•the volatility of silver, gold and other metal prices would impact our revenues, profits, losses and cash flow;
•recessionary pressures could adversely impact demand for our production;
•volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs; and
•the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities.

PAN AMERICAN SILVER CORP.	49

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Coronavirus (COVID-19)
Since the outbreak of COVID 19 in late 2019, it has spread into areas where we have operations and where our offices are located. Government efforts to curtail the spread of the coronavirus resulted in temporary suspensions of our operations in Mexico, Peru, Argentina and Bolivia, and we have reduced throughput at our Canadian operations in Timmins in order to enhance physical distancing and protect our personnel and the community. The spread of the coronavirus has impacted our employees and contractors, not only as it relates to potential health concerns, but also in terms of limitations on movement, availability of food and other goods, and personal well-being, among others. Our suppliers and service providers have also been impacted.
While the coronavirus has already had significant, direct impacts on our operations, our business, our workforce, and our production, the extent to which the coronavirus will continue to impact our operations will depend on future developments which are highly uncertain and cannot be predicted with confidence. These future developments include, but are not limited to, the duration of the outbreak, new information that may emerge concerning the severity of the coronavirus, and the actions taken to contain the coronavirus or treat it. Our ability to continue with our operations, or to successfully maintain our operations on care and maintenance if so required, or to restart or ramp-up any such operations efficiently or economically, or at all, is unknown. It is also uncertain, beyond 2020, whether we will be able to maintain an adequate financial condition and have sufficient capital, or have access to capital through our credit facility or otherwise, to sustain our business and operations.
Moreover, the spread of the coronavirus globally could also have a material adverse effect on the regional economies in which we operate, and continue to negatively impact stock markets, including the trading price of our shares, adversely impact our ability to raise capital, cause continued interest rate volatility and movements that could make obtaining financing or refinancing our debt obligations more challenging or more expensive (if such financing is available at all), and result in any operations affected by coronavirus becoming subject to quarantine. Any of these developments, and others, could have a material adverse effect on our business and results of operations.
Please refer to "Impact of COVID-19" discussion included in the "Operating Performance" section of this MD&A, as well as Pan American’s new releases for further information and updates related to the impact of COVID-19 on our operations.
SIGNIFICANT JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES

In preparing financial statements in accordance with IFRS, Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent Management's estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.
Readers should also refer to Note 3 of the 2019 Financial Statements, for the Company’s summary of significant accounting policies.
CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2019.
Changes in accounting standards not yet effective
New accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods. The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective.

PAN AMERICAN SILVER CORP.	50

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

DISCLOSURE CONTROLS AND PROCEDURES

Management’s Report on Internal Control over Financial Reporting
Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, Management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:
a.pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,
b.are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of Management and Pan American’s directors, and
c.are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.
The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the three month period ended September 30, 2020 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.
TECHNICAL INFORMATION

Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom is a Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects ("NI 43-101").
For more detailed information regarding the Company’s material mineral properties as at December 31, 2019 and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 12, 2020, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

PAN AMERICAN SILVER CORP.	51

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the effect that any such reductions or suspensions may have on our operations and our financial and operational results; the ability of Pan American to continue with any operations in Canada, or to successfully maintain our other operations on care and maintenance, or to restart or ramp-up these operations efficiently or economically, or at all; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our credit facility or otherwise, to sustain our business and operations; the presence and impact of COVID-19 on our workforce, suppliers and other essential resources and the effect those impacts have on our business; the timing and outcome with respect to Pan American's environmental, social and governance activities and our reporting there; of future financial and operational performance; future production of silver, gold and other metals produced by the Company; future Cash Costs and AISC; the sufficiency of the Company’s current working capital, anticipated operating cash flow or its ability to raise necessary funds; the anticipated amount and timing of production at each of the Company’s properties and in the aggregate; our expectations with respect to future metal prices and exchange rates; the duration and effect of the license suspensions and any road blocks relating to the Escobal mine; the constitutional court-mandated ILO 169 consultation process in Guatemala, and the timing and completion thereof; the estimated cost of and availability of funding necessary for sustaining capital; forecast capital and non-operating spending; and the Company’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; our ability to implement environmental, social and governance activities; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained; and our ability to comply with environmental, health and safety laws, particularly given the potential for modifications and expansion of such laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and their effects on global economies and society; fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the PEN, MXN, ARS, BOL, GTQ and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including the risk of expropriation related to certain of our operations, particularly in Argentina and Bolivia and risks related to the constitutional court-mandated ILO 169

PAN AMERICAN SILVER CORP.	52

Management Discussion and Analysis
For the three and nine months ended September 30, 2020 and 2019
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

consultation process in Guatemala; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits and the presence of laws, regulations and other legal impediments that may impose restrictions on mining, including those currently in the province of Chubut, Argentina, or that might otherwise prevent or cause the suspension or discontinuation of mining activities; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.
Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources
This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all references to mineral reserves and mineral resources, and any related estimates, included in the MD&A have been disclosed in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

PAN AMERICAN SILVER CORP.	53